SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-120112) AND TO BE A PART THEREOF FROM THE DATE WHICH IT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with Scottish Power plc’s issuances of (i) $550,000,000 4.910% Notes due 2010 pursuant to a prospectus supplement, dated March 15, 2005 (the “Prospectus Supplement”), to the registration statement on Form F-3 (File No. 333-120112) (the “Registration Statement”); (ii) $600,000,000 5.375% Notes due 2015 pursuant to the Prospectus Supplement to the Registration Statement; and (iii) $350,000,000 5.810% Notes due 2025 pursuant to the Prospectus Supplement to the Registration Statement, Scottish Power plc hereby incorporates by reference the exhibits to this report on Form 6-K into the Registration Statement.

EXHIBITS

1.5	Underwriting Agreement, dated as of March 15, 2005, among Scottish Power plc and J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc., as representatives of the several underwriters named in schedule 1 thereto.

4.1	Form of Debt Securities Indenture, dated as of March 21, 2005, between Scottish Power plc and JPMorgan Chase Bank, N.A.

4.10	First Supplemental Indenture, dated as of March 21, 2005, between Scottish Power plc and JPMorgan Chase Bank, N.A.

4.11	Form of Note for Scottish Power plc’s $550,000,0000 4.910% Notes due 2010 (included in Exhibit 4.10 above).

4.12	Form of Note for Scottish Power plc’s $600,000,0000 5.375% Notes due 2015 (included in Exhibit 4.10 above).

4.13	Form of Note for Scottish Power plc’s $350,000,0000 5.810% Notes due 2025 (included in Exhibit 4.10 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: March 21, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Exhibit 1.5

US $1,500,000,000

SCOTTISH POWER PLC

4.910% Notes Due 2010

5.375% Notes Due 2015

5.810% Notes Due 2025

Underwriting Agreement

March 15, 2005

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Greenwich Capital Markets, Inc.

As Representatives of the

Several Underwriters listed

In Schedule 1 hereto

c/o J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Ladies and Gentlemen:

Scottish Power plc, a public limited company registered under the laws of Scotland (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), US $550,000,000 principal amount of its 4.910% Notes due 2010, US $600,000,000 principal amount of its 5.375% Notes due 2015 and US $350,000,000 principal amount of its 5.810% Notes due 2025 having the terms set forth in Schedule 2 hereto (collectively, the “Securities”). The Securities will be issued pursuant to an Indenture to be dated as of March 21, 2005 (the “Base Indenture”) between the Company and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), and as to be amended by a supplemental indenture thereto to be dated as of March 21, 2005 relating to the Securities (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”) between the Company and the Trustee).

1. Registration Statement. The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3 (File No. 333-120112), including a prospectus (the “Basic

Prospectus”), relating to the debt securities to be issued from time to time by the Company. The Company has also filed, or proposes to file, with the Commission pursuant to Rule 424 under the Securities Act a prospectus supplement specifically relating to the Securities (the “Prospectus Supplement”). The registration statement, as amended at the time it becomes effective, including the information, if any, deemed pursuant to Rule 430A under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Prospectus” means the Basic Prospectus as supplemented by the prospectus supplement specifically relating to the Securities in the form first used to confirm sales of the Securities and the term “Preliminary Prospectus” means the preliminary prospectus supplement specifically relating to the Securities together with the Basic Prospectus. If the Company has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus. References herein to the Registration Statement, the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed by the Company under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the “Exchange Act”) subsequent to the date of the Underwriting Agreement which are deemed to be incorporated by reference therein. For purposes of this Agreement, the term “Effective Time” means the date and time the Registration Statement became effective, and, if later, the date of filing of the Company’s most recent Annual Report on Form 20-F.

2. Purchase of the Securities by the Underwriters. (a) The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to (i) 99.620% of the principal amount thereof for the 4.910% Notes Due 2010, (ii) 99.543% of the principal amount thereof for the 5.375% Notes Due 2015 and (iii) 99.079% of the principal amount thereof for the 5.810% Notes Due 2025, plus, in each case accrued interest, if any, from March 21, 2005 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

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(b) Payment for and delivery of the Securities shall be made at the offices of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005 at 10:00 A.M., New York City time, on March 21, 2005, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date”.

(c) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of two or more global notes representing the Securities (collectively, the “Global Notes”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Notes will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

(d) The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Prospectus. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

(e) Each Underwriter represents and agrees that (i) in relation to Securities which have a maturity of one year or more and which are to be admitted to the Official List of the U.K. Listing Authority, it has not offered or sold and will not offer or sell any Securities to persons in the United Kingdom prior to admission of such Securities to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the “FSMA”), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA, (ii) in relation to Securities which have a maturity of one year or more and which are not to be admitted to the Official List of the U.K. Listing Authority, it has not offered or sold and will not offer or sell any Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA, (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom and

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(iv) it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (with the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

3. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

(a) Registration Statement and Prospectus. (i) The Registration Statement has become effective under the Securities Act; no order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose has been initiated or threatened by the Commission; as of the Effective Time, the Registration Statement complied in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Trust Indenture Act”), and did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus complied in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder; provided that the Company makes no representation and warranty with respect to (1) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (2) any statements or omissions in the Registration Statement, the Prospectus and the Preliminary Prospectus and any amendment or supplement thereto made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(b) Incorporated Documents. The documents incorporated by reference in the Registration Statement and the Prospectus, when filed with the Commission, conformed or will conform, as the case may be, in all material respects with the requirements of the Exchange Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(c) Public Utility Holding Company Act. The Commission has entered an order under the Public Utility Holding Company Act of 1935, as amended, (the “1935 Act”) permitting to become effective the Form U-1 Application – Declaration filed by the Company authorizing the issue and sale of the Securities. A copy of such order heretofore entered by the Commission has been or will be delivered to the Underwriters.

(d) Financial Statements. The financial statements and the related notes thereto included or incorporated by reference in the Registration Statement and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with accounting principles generally accepted in, and pursuant to the relevant laws of, the United Kingdom applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein; the other financial information included or incorporated by reference in the Registration Statement and the Prospectus has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby; and, if applicable, the pro forma financial information and the related notes thereto included or incorporated by reference in the Registration Statement and the Prospectus has been prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement and the Prospectus.

(e) No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectus, there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole, except as otherwise disclosed in the Registration Statement and the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

(f) Organization and Good Standing. The Company and each of its significant subsidiaries, within the meaning of Rule 1-02(w) of Regulation S-X (the “Significant Subsidiaries”), have been duly organized and are validly existing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are validly existing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power

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or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under the Securities (a “Material Adverse Effect”).

(g) Capitalization. The Company has an authorized capitalization as set forth in the Registration Statement and the Prospectus under the heading “Capitalization and Indebtedness”; and all the outstanding shares of capital stock or other equity interests of each Significant Subsidiary of the Company have been duly and validly authorized and issued, are fully paid (except for PacifiCorp UK Limited, to the extent it would be deemed to be a Significant Subsidiary) and non-assessable (except, in the case of any non-U.S. subsidiary, for directors’ qualifying shares and except as otherwise described in the Prospectus) and are owned directly or indirectly by the Company, directly or indirectly free and clear in all material respects of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party (except for PacifiCorp UK Limited, to the extent it would be deemed to be a Significant Subsidiary).

(h) Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(i) The Indenture. The Indenture has been duly authorized, executed and delivered by the Company and has been duly qualified under the Trust Indenture Act and constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by (i) bankruptcy, fraudulent conveyance or transfer, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity) including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of good faith, reasonableness, fair dealing and materiality and (iii) in the case of rights to indemnity, provisions imposed by law or public policy (collectively, the “Enforceability Exceptions”).

(j) The Securities. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms,

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subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(k) Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(l) No Violation or Default. After due inquiry, neither the Company nor any of its Significant Subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries is bound or to which any of the property or assets of the Company or any of its Significant Subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(m) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Significant Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its Significant Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(n) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or

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qualifications (i) as have been obtained under the Securities Act, the Trust Indenture Act and the 1935 Act and (ii) as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(o) Legal Proceedings. Except as described in the Registration Statement and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings are threatened or, to the best knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act to be described in the Prospectus that are not so described and (ii) there are no contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement or the Prospectus that are not so filed or described.

(p) Independent Accountants. PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its subsidiaries are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission.

(q) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, “Investment Company Act”).

(r) Certain Tax Matters. No ad valorem stamp duty, stamp duty reserve tax or issue, documentary, certification or other similar tax imposed by any government department or taxing authority in the United States or the United Kingdom is payable in connection with the issue, sale or delivery of the Securities to the Underwriters, the initial sale and delivery of the Securities by the Underwriters to third parties or the execution and delivery of any of the Indenture and the applicable Pricing Agreement.

(s) Licenses. All licenses, permits, consents, certificates of need, authorizations, certifications, accreditations, franchises, approvals, grants of rights by, or filings or registrations with, any United Kingdom or European Union court or governmental or public body, authority, or other instrumentality or third person or U.S. federal, state, or local court or governmental or public body, authority, or

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other instrumentality or third person (including without limitation the Federal Energy Regulatory Commission (“FERC”)) (any of the foregoing a “License”) necessary for the Company and its subsidiaries to own, build, maintain or operate their respective businesses or properties have been duly authorized and obtained, and are in full force and effect, except where the failure to so be obtained or in effect would not, individually or in the aggregate, have a Material Adverse Effect; and except as specifically described in the Prospectus.

(t) Environmental Laws. The Company and its subsidiaries (i) are in compliance with any and all applicable United Kingdom and European Union laws and regulations, and U.S. federal, state and local and other foreign laws and regulations relating to the protection of human health and safety, the environment, hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permits, licenses or approvals, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect on the Company; and except, in each case, as specifically described in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

(u) Environmental Costs and Liabilities. Except as described in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), there are no current or anticipated costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties, reclamation or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.

(v) Title to Property. (i) The Company and its Significant Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Significant Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus; and (ii) any real property and buildings held under lease by the Company and its Significant Subsidiaries are held by them under valid, subsisting and enforceable leases; provided that in each of clauses (i) and (ii) above, with such exceptions where the failure to hold such title or under such leases would not, individually or in the aggregate, have a Material Adverse Effect; and except, in each of clauses (i) and (ii) above, as described in the Prospectus.

4. Further Agreements of the Company. The Company covenants and agrees with each Underwriter that:

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(a) Filings with the Commission. The Company will (i) prepare the Rule 462(b) Registration Statement, if necessary, in a form approved by the Underwriters and file such Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) under the Securities Act by 10:00 A.M. New York City time on the business day immediately following the date of determination of the public offering price of the Securities and, at the time of filing, either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act and (ii) file the Prospectus in a form approved by the Underwriters with the Commission pursuant to Rule 424 under the Securities Act not later than the close of business on the second business day following the date of determination of the public offering price of the Securities or, if applicable, such earlier time as may be required by Rule 424(b) and Rule 430A under the Securities Act; and the Company will furnish copies of the Prospectus to the Underwriters in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request.

(b) Delivery of Copies. The Company will deliver, without charge, to each Underwriter during the Prospectus Delivery Period, as many copies of the Prospectus (including all amendments and supplements thereto) as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered in connection with sales of the Securities by any Underwriter or dealer.

(c) Amendments or Supplements. Before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed amendment or supplement for review and will not file any such proposed amendment or supplement to which the Representatives reasonably object unless the Company is required by law to make such filing.

(d) Notice to the Representatives. The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to the Prospectus or any amendment to the Prospectus has been filed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus as then amended

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or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading; and (vi) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e) Ongoing Compliance of the Prospectus. If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which, in the opinion of counsel to the Company, the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with U.S. law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law.

(f) Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(g) Earning Statement. The Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

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(h) Clear Market. During the period from the date hereof through and including the Closing Date, the Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company and having a tenor of more than one year.

(i) No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.

(j) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in the Prospectus under the heading “Use of Proceeds”.

5. Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) Registration Compliance; No Stop Order. If a post-effective amendment to the Registration Statement is required to be filed under the Securities Act, such post-effective amendment shall have become effective, and the Representatives shall have received notice thereof, not later than 5:00 P.M., New York City time, on the date of the Underwriting Agreement; if applicable, the Rule 462(b) Registration Statement shall have become effective by 10:00 A.M. New York City time on the business day following the date of the Underwriting Agreement; no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the Commission; the Prospectus shall have been timely filed with the Commission under the Securities Act and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date; the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c) No Downgrade. Subsequent to the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock of or guaranteed by the Company by any “nationally recognized statistical rating organization”, as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act and (ii) no such organization shall have publicly announced that it

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has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock of or guaranteed by the Company (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, no event or condition of a type described in Section 3(e) hereof shall have occurred or shall exist, which event or condition is not described in the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement and the Prospectus.

(e) Officer’s Certificate. The Representatives shall have received on and as of the Closing Date a certificate of an executive officer of the Company who has specific knowledge of the Company’s financial matters and is satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Registration Statement and the Prospectus and, to the best knowledge of such officer, the representation set forth in Section 3(a) hereof is true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f) Comfort Letters. On the date of this Agreement and on the Closing Date, PricewaterhouseCoopers LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to the Closing Date.

(g) Opinion of United States Counsel for the Company. Milbank, Tweed, Hadley & McCloy LLP, United States counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriters, substantially to the effect set forth in Annex A hereto.

(h) Opinion of Scottish Counsel for the Company. Shepherd+ Wedderburn, Scottish counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the

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Closing Date and addressed to the Underwriters, substantially to the effect set forth in Annex B hereto.

(i) Opinion of Counsel for the Underwriters. The Representatives shall have received on and as of the Closing Date an opinion of Davis Polk & Wardwell, counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(k) Additional Documents. On or prior to the Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

(l) Exchange Listing. The Securities shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

6. Indemnification and Contribution. (a) Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly

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for use therein; provided that with respect to any such untrue statement in or omission from any Preliminary Prospectus, the indemnity agreement contained in this paragraph (a) shall not inure to the benefit of any Underwriter to the extent that the sale to the person asserting any such loss, claim, damage or liability was an initial resale by such Underwriter and any such loss, claim, damage or liability of or with respect to such Underwriter results from the fact that both (i) to the extent required by applicable law, a copy of the Prospectus was not sent or given to such person at or prior to the written confirmation of the sale of such Securities to such person and (ii) the untrue statement in or omission from such Preliminary Prospectus was corrected in the Prospectus unless, in either case, such failure to deliver the Prospectus was a result of non-compliance by the Company with the provisions of Section 4 hereof.

(b) Indemnification of the Company. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement and the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 6 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 6. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 6 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such

15

Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by

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such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 6, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by such Underwriter were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 6 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

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7. Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement and the Prospectus.

8. Defaulting Underwriter. (a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in the Underwriting Agreement that, pursuant to this Section 8, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Securities that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the

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Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 8 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 9 hereof and except that the provisions of Section 6 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

9. Payment of Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company’s counsel and registered public accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters not to exceed US $5,000); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with any filing with, and clearance of any offering by, the National Association of Securities Dealers, Inc.; (ix) all expenses incurred by the Company in connection with any “road show” presentation to potential investors; and (x) all expenses and application fees related to the listing of the Securities on the New York Stock Exchange.

(b) If (i) this Agreement is terminated pursuant to Section 7, (ii) the Company for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any

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reason permitted under this Agreement, the Company agrees to reimburse the Underwriters for (x) all out-of-pocket costs and expenses (not including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby, such reimbursement not to exceed US$15,000 and (y) reasonable fees and expenses of their counsel not to exceed US$100,000.

10. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 6 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

11. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriters contained in this Agreement or made by or on behalf of the Company or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Underwriters.

12. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; and (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act.

13. Miscellaneous. (a) Authority of the Representatives. Any action by the Underwriters hereunder may be taken by the Representatives on behalf of the Underwriters, and any such action taken by the Representatives shall be binding upon the Underwriters.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representatives at the address set forth in the Underwriting Agreement. Notices to the Company shall be given to it at Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP, Attention: Company Secretary, with a copy to Scottish Power plc, Avondale House, Phoenix Crescent, Strathclyde Business Park, Bellshill ML4 3NJ, Attention: Director of Treasury, or if different, to the address set forth in the Underwriting Agreement.

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(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company will appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent (the “Authorized Agent”) upon which process may be served in any action based on this Agreement that may be instituted in any state or federal court in the City, County and State of New York by any Underwriter or by any person controlling any Underwriter, and expressly accepts the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable for a period of three years from and after the Closing Date unless and until a successor Authorized Agent shall be appointed and such successor shall accept such appointment for the remainder of such three-year period. The Company represents to each of the Underwriters that it has notified the Authorized Agent of such designation and appointment and that Authorized Agent has accepted the same in writing. The Company will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid Service of process upon the Authorized Agent and written notice of such service to the Company (mailed or delivered as aforesaid) shall be deemed, in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any action based on this Agreement may be instituted by any Underwriter against the Company in any competent court in Scotland or England and Wales.

(d) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(e) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

SCOTTISH POWER PLC

By:	/s/ Adrian Coats
Title:	Director of Treasury

Accepted: March 15, 2005

J.P. MORGAN SECURITIES INC.

MORGAN STANLEY & CO. INCORPORATED

GREENWICH CAPITAL MARKETS, INC.

For themselves and on behalf of the

several Underwriters listed

in Schedule 1 hereto.

J.P. MORGAN SECURITIES INC.

By:	/s/ Stephen L. Sheiner
Name:	Stephen L. Sheiner
Title:	Vice President

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Cecilia Park
Authorized Signatory

GREENWICH CAPITAL MARKETS, INC.

By:	/s/ Jennifer Powers
Authorized Signatory

Schedule 1

4.910% Notes Due 2010

Underwriter	Principal Amount (US$)
J.P. Morgan Securities Inc.	$220,000,000
Morgan Stanley & Co. Incorporated	$137,500,000
Greenwich Capital Markets, Inc.	$137,500,000
BNP Paribas Securities Corp.	$11,000,000
Commerzbank Capital Markets Corp.	$11,000,000
Credit Suisse First Boston LLC	$11,000,000
HSBC Securities (USA) Inc.	$11,000,000
Mitsubishi Securities International plc	$11,000,000

Total	$550,000,000

5.375% Notes Due 2015

Underwriter	Principal Amount (US$)
J.P. Morgan Securities Inc.	$240,000,000
Morgan Stanley & Co. Incorporated	$150,000,000
Greenwich Capital Markets, Inc.	$150,000,000
BNP Paribas Securities Corp.	$12,000,000
Commerzbank Capital Markets Corp.	$12,000,000
Credit Suisse First Boston LLC	$12,000,000
HSBC Securities (USA) Inc.	$12,000,000
Mitsubishi Securities International plc	$12,000,000

Total	$600,000,000

5.810% Notes Due 2025

Underwriter	Principal Amount (US$)
J.P. Morgan Securities Inc.	$140,000,000
Morgan Stanley & Co. Incorporated	$87,500,000
Greenwich Capital Markets, Inc.	$87,500,000
BNP Paribas Securities Corp.	$7,000,000
Commerzbank Capital Markets Corp.	$7,000,000
Credit Suisse First Boston LLC	$7,000,000
HSBC Securities (USA) Inc.	$7,000,000
Mitsubishi Securities International plc	$7,000,000

Total	$350,000,000

Schedule 2

Representatives and Addresses for Notices:

J.P. Morgan Securities Inc.

270 Park Avenue

High Grade Syndicate Desk

8th Floor

New York, NY 10017

(212) 834-4533

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Attn: Cecilia Park

RBS Greenwich Capital

600 Steamboat Road

Greenwich, CT 06830

Attn: Credit Markets

Certain Terms of the Securities:

Title of Securities: 4.910% Notes due 2010

Aggregate Principal Amount of Securities:	US $550,000,000

Maturity Date:	March 15, 2010

Interest Rate:	4.910%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2005

Record Dates:	March 1 and September 1

Redemption Provisions:	Optional Redemption; Optional Tax Redemption

Title of Securities: 5.375% Notes due 2015

Aggregate Principal Amount of Securities:	US $600,000,000

Maturity Date:	March 15, 2015

Interest Rate:	5.375%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2005

Record Dates:	March 1 and September 1

Redemption Provisions:	Optional Redemption; Optional Tax Redemption

Title of Securities: 5.810% Notes due 2025

Aggregate Principal Amount of Securities:	US $350,000,000

Maturity Date:	March 15, 2025

Interest Rate:	5.810%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2005

Record Dates:	March 1 and September 1

Redemption Provisions:	Optional Redemption; Optional Tax Redemption

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Annex A

[Form of Opinion of United States Counsel for the Company]

[MTHM LETTERHEAD]

March 21, 2005

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Greenwich Capital Markets, Inc.

As representatives of the several Underwriters named in

Schedule 1 of the Underwriting Agreement referred to below

c/o J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Re:	Scottish Power plc
Offering of US$550,000,000 of 4.910% Notes Due 2010,
US$600,000,000 of 5.375% Notes Due 2015 and
US$350,000,000 of 5.810% Notes Due 2025

Ladies and Gentlemen:

We have acted as special United States counsel to Scottish Power plc, a public limited company registered under the laws of Scotland (the “Company”), in connection with the sale by the Company and the purchase by the Underwriters from the Company of US$550,000,000 of 4.910% Notes Due 2010, US$600,000,000 of 5.375% Notes Due 2015 and US$350,000,000 of 5.810% Notes Due 2025 (collectively, the “Notes”).

Reference is made to (i) the Underwriting Agreement (the “Underwriting Agreement”) dated March 15, 2005, among the Company and yourselves, acting on your own behalf and as representatives of the other several Underwriters and (ii) the Indenture, dated as of March 21, 2005, as supplemented by a supplemental indenture thereto dated March 21, 2005 (together, the “Indenture”), among the Company and JPMorgan Chase Bank, N.A. as trustee (the “Trustee”). This opinion is being furnished to you pursuant to Section 5(g) of the Underwriting Agreement. Capitalized terms defined in the Underwriting Agreement have the same respective defined meanings when used herein.

In rendering the opinion expressed below, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Underwriting Agreement, the Indenture, the Notes, the Registration Statement (defined below), the Prospectus (defined below), and such corporate records of the Company, agreements and other instruments, certificates of public officials, certificates of officers and representatives of the Company and such other documents as we have deemed necessary as a basis for the opinion hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as copies, the authenticity of the originals of such documents, and the due organization of all parties. When relevant facts were not independently established, we have relied upon the representations as to factual matters made in or pursuant to the Underwriting Agreement and the Indenture, upon oral or written statements and representations of government officials and of officers, directors or other representatives of the Company. We have assumed, without independent investigation, that (i) each agreement referred to herein has been duly authorized and (except as to the Company, to the extent that New York law governs the execution and delivery thereof, in paragraphs 1 and 2 below) executed and delivered by, and (except as to the Company, to the extent the law of the State of New York applies, in paragraphs 2 and 3 below) constitutes a legal, valid, binding and enforceable obligation of all parties thereto, (ii) all signatories thereto have been duly authorized, and (iii) all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform the same. We have also assumed that the choice of New York law contained in such agreement is legal and valid under the laws of any jurisdiction outside the State of New York relevant to such parties and that insofar as any obligation referred to herein is to be performed in, or by a party organized under the laws of, any jurisdiction outside the State of New York, its performance will not be illegal or ineffective in that jurisdiction by virtue of the law of that jurisdiction.

We also have participated in the preparation of the Company’s registration statement on Form F-3 (no. 333-120112) and amendments no. 1 and no. 2 thereto (other than the documents incorporated by reference in the prospectus included therein (the “Incorporated Documents”)) relating to the registration of the Notes, filed with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”). Although we did not participate in the preparation of the Incorporated Documents, we have reviewed such documents. In addition, we have reviewed evidence that such registration statement was declared effective under the Act and that the Indenture was qualified under the United States Trust Indenture Act of 1939, as amended (the “TIA”). The registration statement (including the Incorporated Documents) as amended to the date hereof is hereinafter referred to as the “Registration Statement,” and the prospectus of the Company included in the Registration Statement together with the prospectus supplement (the “Prospectus Supplement”) of the Company dated March 15, 2005, specifically relating to the

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Notes in the form filed by the Company with the Commission on March 17, 2005, pursuant to Rule 424(b) under the Act is hereinafter referred to as the “Prospectus.”

In addition, we attended the closing held today at our offices, located at One Chase Manhattan Plaza, New York, New York, at which the Company caused the Notes to be delivered to your representatives at the Depository Trust Company, 55 Water Street, New York, New York, for your account, against payment therefor.

Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having regard to legal considerations that we deem relevant, we are of the opinion that:

1. The Underwriting Agreement has been duly executed and delivered by the Company.

2. The Indenture has been duly qualified under the TIA, and has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except (i) as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally, (ii) as the enforceability thereof is subject to the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity), including without limitation the possible unavailability of specific performance, injunctive relief or any other equitable remedy, and concepts of materiality, reasonableness, good faith and fair dealing, (iii) possible judicial action giving effect to foreign governmental actions or laws, and (iv) as rights to indemnity and contribution may be limited by applicable law or principles of public policy.

3. The Notes, when executed, authenticated and issued in accordance with the Indenture, and delivered to and paid for by the Underwriters in accordance with the Underwriting Agreement, will constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, except (i) as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally, (ii) as the enforceability of the Notes is subject to the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity), including without limitation the possible unavailability of specific performance, injunctive relief or any other equitable remedy, and concepts of materiality, reasonableness, good faith and fair dealing, and (iii) possible judicial action giving effect to foreign governmental actions or laws.

4. The statements made in the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities and Guarantees”,

3

insofar as they constitute summaries of the terms of New York or United States Federal statutes, rules and regulations thereunder or contracts and other documents governed thereby, fairly summarize in all material respects such statutes, rules, regulations, contracts and other documents.

5. None of the execution, delivery or performance by the Company of the Underwriting Agreement or the Indenture, the issue and sale of the Notes, and the consummation of the transactions contemplated by the Underwriting Agreement or the Indenture by the Company will contravene any provision of the law of the State of New York or the Federal law of the United States that, in our experience, are normally applicable to transactions of the type contemplated by the Underwriting Agreement or the Indenture.

6. The order of the Commission, dated April 1, 2004 and May 28, 2004, in File Nos. 35-27831 and 35-27851, respectively, under the Public Utility Holding Company Act of 1935, as amended, relating to the offer and sale of the Notes (being the order of the Commission referred to in subsection (c) of Section 3 of the Underwriting Agreement) has been duly entered and, to our knowledge, is in full force and effect. No further consents, approvals, authorizations or orders of, or filings with, any United States Federal or New York State court or governmental agency or regulatory body are required to be obtained or made by the Company for the execution, delivery of and consummation by the Company of the transactions contemplated by the Underwriting Agreement and the Prospectus, except for such consents, filings, approvals, authorizations, orders, registrations or qualifications as have been obtained under the Act, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations under the Act and the Exchange Act, and such as may be required under the “blue sky” or securities laws of any state of the United States in connection with the offer and sale of the Notes by the Underwriters.

7. The Registration Statement has become effective under the Act and the Prospectus was filed on March 17, 2005 pursuant to Rule 424(b) under the Act and, to our knowledge, no stop order suspending effectiveness of the Registration Statement has been issued and no proceedings for that purpose are pending before or contemplated by the Commission.

8. The Registration Statement, as of its effective date, and the Prospectus, as of the date of the Prospectus Supplement, each appears on its face to be appropriately responsive in all material respects to the requirements of the Act, the TIA and the applicable rules and regulations thereunder (except that in each case we express no opinion with respect to the financial statements and schedules and other financial and statistical data included therein or incorporated by reference therein or with respect to that part of the Registration Statement that constitutes the Form T-1).

9. The statements contained in the Prospectus under the caption “US Federal and UK Tax Consequences – United States Taxation”, to the extent that

4

they purport to summarize the United States Federal tax laws referred to therein, fairly summarize in all material respects the United States Federal tax laws referred to therein.

10. Assuming the legality, validity and efficacy of the submission to jurisdiction and appointment of CT Corporation System, 111 Eighth Avenue, New York, New York 10011 by the Company under the laws of the jurisdictions under which the Company is organized or any other applicable jurisdiction (other than the State of New York), the Company has in the Underwriting Agreement and the Indenture validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or federal court in the City, County and State of New York in any action arising out of or relating to such agreements, and has effectively appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent for the purpose described in Section 13(c) of the Underwriting Agreement and Section 1301 of the Indenture and service of process effected in the manner set forth therein will be effective to confer valid personal jurisdiction over the Company.

11. To our knowledge, there are no legal or governmental proceedings pending or threatened against the Company that are required to be described in the Registration Statement or the Prospectus by the Act or the rules and regulations thereunder that are not so described, except in each case for any action, suit or proceedings that, if the subject of an unfavorable decision, ruling or finding would, not singly or in the aggregate, result in a material adverse change in the condition (financial or otherwise), results of operations, or business of the Company and its consolidated subsidiaries taken as a whole.

12. The Company is not and, immediately after giving effect to the offering and sale of the Notes and the application of the net proceeds from the sale as described in the Prospectus, will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended.

The foregoing opinion is limited to matters involving the law of the State of New York and the Federal law of the United States, and we do not express any opinion as to the law of any other jurisdiction. We express no opinion as to (i) whether the Federal courts of the United States would have jurisdiction over any action brought against the Company by any party not a “citizen” of any state of the United States for purposes of 28 U.S.C. Section 1332, (ii) any waiver of forum non conveniens or similar doctrine with respect to proceedings in any court other than a court of the State of New York and (iii) whether a United States Federal or state court outside the State of New York would give effect to the choice of New York law of any agreement referred to herein.

We understand that you are relying, as to all matters governed by the laws of Scotland, upon the opinion of Shepherd+ Wedderburn, counsel to the Company.

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As special United States counsel to the Company in connection with the offer and sale of the Notes, we have rendered legal advice and assistance in the course of preparation of the Registration Statement and the Prospectus (other than the Incorporated Documents). Rendering such advice and assistance involved, among other things, discussion and inquiries concerning various legal matters and review of certain corporate records, documents and proceedings. We also participated in conferences with representatives of the Underwriters, the Company, the Company’s auditors, local counsel to the Company and United States counsel to the Underwriters, at which conferences the contents of the Registration Statement and the Prospectus and related matters were discussed. In that connection, we advise you that the limitations inherent in the investigation and examination made by us and the information available to us are such that we are unable to assume, and we do not assume, any responsibility for the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement or the Prospectus, except to the extent stated in paragraphs 4 and 9 above. However, on the basis of the information made available to us in the course of the foregoing, no facts have come to our attention that cause us to believe that (i) the Registration Statement (except for financial statements and schedules and other financial and statistical data contained or incorporated by reference therein and except for that part of the Registration Statement that constitutes the Form T-1, as to which we express no belief) on the date of the Underwriting Agreement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Prospectus (except for financial statements and schedules and other financial and statistical data contained or incorporated by reference therein, as to which we express no belief) as of its date or as of the date hereof contained or contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading.

This opinion is furnished to the Underwriters solely for their benefit in connection with the closing under the Underwriting Agreement occurring today and is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission, except that the Trustee may rely on paragraphs 2 and 3 of this opinion to the same extent as if this opinion had been addressed and delivered to it on the date hereof. We disclaim any obligation to update anything herein for events occurring after the date hereof.

Very truly yours,

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Annex B

[Form of Opinion of Scottish Counsel for the Company]

[S+ W LETTERHEAD]

OUR REF S2815.435/NZD/PWH

YOUR REF

21 March 2005

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Greenwich Capital Markets, Inc.

c/o J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

As representatives of the several Underwriters named

in Schedule 1 of the Underwriting Agreement referred to below

Dear Sirs

Scottish Power plc

Offering of US$550,000,000 principal amount of its 4.910% Notes due 2010,

US$600,000,000 principal amount of its 5.375% Notes due 2015 and

US$350,000,000 principal amount of its 5.810% Notes due 2025

We have acted as Scottish legal advisers to Scottish Power plc (“Scottish Power”) in connection with the issue and sale of US$550,000,000 principal amount of its 4.910% Notes due 2015, US$600,000,000 principal amount of its 5.375% Notes due 2015 and US$350,000,000 principal amount of its 5.810% Notes due 2025 (collectively, the “Securities”), pursuant to a registration statement on Form F-3 relating to the registration under the US Securities Act of 1933, as amended, of up to US$4,000,000,000 (the “Programme Limit”) of debt securities, preference shares, ordinary shares and guaranteed debt securities.

1. Documents

In connection with this opinion, we have examined the following:

(a)	the memorandum of association of ScottishPower as last amended on 29 April 1999;

(b)	the articles of association of ScottishPower as last amended on 23 July 2004;

(c)	a copy of certificates of the company secretary of ScottishPower dated 29 October 2004 and 21 March 2005;

(d)	a copy of an extract from the minutes of a meeting of a committee of the board of directors of ScottishPower held on 24 September 2004;

(e)	a copy of an extract from the minutes of a meeting of the board of directors of ScottishPower held on 11 March 2005;

(f)	a copy of an extract from the minutes of a meeting of a committee of the board of directors of ScottishPower held on 11 March 2005;

(g)	a copy of the registration statement on Form F-3 dated 29 October 2004, as amended on 23 December 2004 and 22 February 2005, (the “Registration Statement”);

(h)	a copy of the supplement to the prospectus contained within the Registration Statement, dated 15 March 2005 (the “Prospectus Supplement”);

(i)	a copy of the indenture dated as of March 21, 2005, as supplemented by a supplemental indenture thereto dated March 21, 2005 (together, the “Indenture”) between ScottishPower and JPMorgan Chase Bank, N.A. (the “Trustee”);

(j)	a copy of the underwriting agreement among ScottishPower and yourselves, acting on your own behalf and as representatives of the other several Underwriters dated 15 March 2005 (the “Underwriting Agreement”); and

(k)	a copy of the results of a company search carried out against ScottishPower at Companies House, Edinburgh on 18 March 2005 (the “Search”).

In this opinion, the expression “the Transaction Documents” shall mean the Indenture and the Underwriting Agreement.

The documents referred to above at paragraphs 1(a) to (k) inclusive and such other documents as we have considered necessary for the purpose of giving this opinion are referred to as the “Documents”.

2. Assumptions

In considering the Documents, we have assumed, inter alia:-

(a)	that the Documents are within the capacity and powers of, and have been validly authorised by, and have been or will be validly executed and delivered by, and are or will be binding on, all parties thereto other than ScottishPower;

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(b)	that in so far as any obligation under the Documents falls to be performed in any jurisdiction outside Scotland, its performance will not be illegal (or ineffective) by virtue of the laws of that jurisdiction (as to which we do not express any opinion);

(c)	the genuineness and authenticity of all of the Documents and signatures (stamps and seals (if applicable)) on the Documents or on the originals thereof (save for those of ScottishPower) and the completeness and conformity to originals of all copy or specimen documents (whether certified or not) and the genuineness, completeness and authenticity of the originals of such documents (which are also assumed to be up-to-date and accurate without any further amendment having been made);

(d)	that, where a Document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen (without further amendment);

(e)	the absence of any other or collateral arrangements between any of the parties to any of the Documents which modify or supersede any of the terms of any of those Documents;

(f)	that (i) the Indenture, Underwriting Agreement and the Securities constitute legal, valid, binding and enforceable obligations in accordance with their respective terms under the laws by which they are expressed to be governed and that satisfactory evidence of such laws which is required to be pleaded and proved as a fact in any proceeding before the Scottish courts could be so pleaded and proved and (ii) ScottishPower’s submission in the Indenture and the Underwriting Agreement to the non-exclusive jurisdiction of the New York State courts is legal, valid and binding on ScottishPower under the laws of the State of New York;

(g)	that neither ScottishPower nor anyone else will offer the Securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 except in compliance with the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 or any rules or regulations made pursuant thereto;

(h)	that the resolutions referred to in the certificates of the company secretary of ScottishPower and the minutes of the meetings of the board of directors and of committees of the board of directors referred to at paragraphs 1(c) to (f) above have not been amended in any

3

respect and are in full force and effect and were duly passed at properly convened meetings of duly appointed boards of directors or committees of boards of directors, as appropriate, during which a quorum was present and acted throughout, and that the directors who took part in such meetings disclosed any interest in the business of the meeting required to be disclosed and that the directors have exercised their powers in accordance with their duties under all applicable laws;

(i)	that we may rely upon, and have relied upon, the accuracy of the certificates of the company secretary of ScottishPower referred to at paragraph 1(c) above;

(j)	that the provisions of the Financial Services and Markets Act 2000 (and any rules and regulations made pursuant thereto) have been and will be complied with at all times by all parties with respect to anything done (or not done) in relation to or pursuant to the Documents and/or the issue of the Securities;

(k)	the accuracy, truth and completeness of all warranties and representations as to any matter (of fact, law or otherwise) made in the Documents;

(l)	that the entry by ScottishPower into the Documents and the creation and issue of the Securities is in the best interests of ScottishPower;

(m)	that ScottishPower has obtained all consents, approvals and authorisations required in any jurisdiction other than Scotland in connection with the execution of, and performance of its obligations under or in respect of, the Documents or the Securities;

(n)	that all registrations or filings have been made (correctly and including within any applicable time limits) with any governmental or regulatory authority or body in any jurisdiction other than Scotland as required by law (or otherwise) for ScottishPower;

(o)	no provisions of the law of any jurisdiction other than Scotland are or will be contravened by any of the provisions of the Documents or the Securities or the performance of any obligations assumed thereunder by any party thereto;

(p)	the Documents governed by the law of the State of New York will not, to any material extent, be interpreted in a different manner than would have been the case had the relevant documentation been governed by Scots Law;

(q)	that the issue and sale of the Securities will not result in a breach of the Programme Limit as set forth in the Registration Statement; and

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(r)	that all the provisions contained in the Documents and the Securities have been or will be strictly complied with and all distribution and selling restrictions will be strictly complied with.

3. Opinion

Based upon and subject to the foregoing assumptions and subject to the qualifications and exclusions referred to below and to any matters not disclosed to us, we are of the opinion that:-

3.1	ScottishPower is a public limited company duly incorporated under the laws of Scotland the liability of whose members is limited and, to the best of our knowledge and belief, has received no notice that proceedings have been instituted for the winding up or liquidation of ScottishPower or that a receiver be appointed in respect of all or any part of its undertaking, property or assets.

3.2	ScottishPower’s authorised share capital is correctly set out in the Prospectus Supplement under the heading “Capitalization and Indebtedness”.

3.3	ScottishPower has at the date of this opinion the necessary corporate power to execute, deliver and perform its obligations under the Transaction Documents and to issue the Securities.

3.4	The entering into of the Transaction Documents and the issue of the Securities has been duly authorised by appropriate corporate action on the part of ScottishPower, and the Transaction Documents have been duly executed by ScottishPower.

3.5	Insofar as Scots law is concerned, the obligations to be assumed by ScottishPower under the Transaction Documents and in respect of the Securities will constitute legal, valid and binding obligations of ScottishPower.

3.6	The execution, delivery and performance of the Transaction Documents and the issue of the Securities by ScottishPower will not contravene (i) the laws of Scotland or (ii) the Memorandum or Articles of Association of ScottishPower.

3.7	No authorisations, approvals, consents or licenses of governmental, judicial or public bodies or authorities of or in Scotland are required for the performance by ScottishPower of its obligation under the Transaction Documents.

3.8	The Securities have been duly authorised, executed and delivered by ScottishPower and, when duly authenticated as provided in the

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Indenture and paid for as provided in the Underwriting Agreement, and, on the assumption that the Securities create valid and binding obligations of the parties thereto under New York law, the Securities will constitute legal, valid and binding obligations of ScottishPower under Scots law.

3.9	To the best of our knowledge and belief there are no material legal or governmental proceedings pending or threatened to which ScottishPower is a party other than those as may be disclosed in the Prospectus Supplement or those which will not have a material adverse effect on the financial condition or on the earnings, business affairs or business prospects of ScottishPower and its subsidiaries taken as a whole.

3.10	The statements in the Prospectus Supplement on page 73 thereof relating to enforceability of judgements, insofar as such statements describe legal matters, documents or proceedings under the law of Scotland, are statements that are accurate in all material respects.

3.11	A Scottish court would recognise the validity of the choice of law provisions in the Transaction Documents so far as they relate to ScottishPower.

3.12	ScottishPower has the power to submit, and has taken all necessary corporate action to submit, to the jurisdiction of courts in and of the State of New York, and to appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorised agent for the purposes and to the extent described in Section 13(c) of the Underwriting Agreement and in Section 1301 of the Indenture.

3.13	Under the laws of Scotland and under current practice of Scottish courts, the Underwriters would be permitted to commence proceedings as pursuer against ScottishPower in Scottish courts of competent jurisdiction based on the Transaction Documents, and such pursuers will not be subject to any conditions which are not applicable to residents of the United Kingdom, a British subject or a company incorporated in any part of the United Kingdom, save that any such pursuer who is resident outwith a Member State of the European Union and who has no appreciable assets within the jurisdiction of the Scottish courts might be required to supply security for costs incurred by a successful defender, and such Scottish courts would accept jurisdiction.

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4. Qualifications

Where used in this letter “enforceable”, “binding”, “valid” or any variation or cognate thereof means that the Documents and/or the Securities are of a nature and form that may be enforced by the Scottish courts. Notwithstanding the foregoing, the extent of the enforcement of documents such as the Documents or instruments such as the Securities is conditional upon the general application by the Scottish courts of principles of law, procedure and public policy and as a result of which the Documents and/or the Securities will not necessarily be enforced on each occasion or in all circumstances.

In addition, the foregoing opinion is subject to the following specific qualifications:-

(a)	it is subject to all limitations applying to and resulting from, the laws relating to (without limitation) bankruptcy, insolvency and liquidation;

(b)	it is subject to all limitations applying to and resulting from, the laws relating to (without limitation) re-organisation, reconstruction, moratoria and other laws affecting generally the enforcement of creditors’ rights;

(c)	enforcement of rights may be or become limited by prescription or by the lapse of time (pursuant to statute or otherwise) or may be or become subject to set-off or counterclaim. Any obligation to pay interest imposed in circumstances of breach or default might be held to be unenforceable on the grounds that it was a penalty and thus void. Under the laws of Scotland, any provision requiring any person to pay amounts (including interest) imposed in circumstances which include circumstances of breach or default might be held to be unenforceable on the grounds that it is a penalty and thus void if such provision does not constitute a genuine and reasonable pre-estimate of the loss likely to be suffered as a result of the circumstances in question;

(d)	a Scottish court will not necessarily grant any remedy the availability of which is subject to equitable or public policy considerations or which is otherwise in the discretion of the court. In particular, orders for specific implement and interdict are, in general, discretionary remedies under the laws of Scotland and, accordingly, a Scottish court may in its discretion refuse to make an award of specific implement or grant interdict if sought and may make an award of damages if considered by such court to be an adequate remedy;

(e)	A monetary judgement given by a Scottish court will normally be expressed in sterling but on a monetary claim in respect of foreign currency due under a contract, a Scottish Court can give a judgement expressed as an order to pay the appropriate amount of foreign

7

currency or its sterling equivalent at the date of payment or at the date of extract of the judgement, whichever is the earlier. In the case of Commerzbank Aktiengesellschaft v Large 1977 S.C. 375, the Court of Session held that for the purpose of enforcement in Scotland, it was necessary to provide in any decree (judgement) for the conversion of the foreign currency to sterling.

(f)	any provisions in the Documents or the Securities which provide that the terms thereof can only be amended or varied or provisions thereof can only be waived by an instrument in writing may not be effective. An agreement may be varied, amended or discharged, or any provision thereof waived, by a further agreement or effected by a collateral agreement which may be effected by oral agreement between the parties, or by a course of dealing, notwithstanding any provision to the contrary;

(g)	under Section 8 of the Law Reform (Miscellaneous Provisions) (Scotland) Act 1985, a court might, on application to that effect, declare the terms of any of the Documents to be varied on the basis that they failed to express accurately the common intention of the parties thereto at the date when they were made; where, as in the present case, the parties have each sought legal advice prior to executing such agreements, the presumption that the Documents do accurately express the common intention of the parties will be more difficult for the applicant to rebut;

(h)	the binding effect of the obligations under the Documents or the Securities and the enforceability of the Documents or the Securities may be limited by the provisions of Scots law applicable to contracts held to have been frustrated by events happening after their execution;

(i)	the enforcement by the Scottish courts of the choice of the law of the State of New York to govern the Transaction Documents and the Securities is subject to:

(i)	provisions of Scottish statute law negating such choice where the court is of the opinion that the choice has been made for the purpose of avoiding the application of an otherwise mandatory rule of Scots law;

(ii)	the application by the Scottish courts of Scots law to those matters which, upon application of Scottish conflict rules, the Scottish courts consider procedural rather than substantive; and

(iii)	the Scottish courts declining to enforce any provision of the law of the State of New York which violated the public policy of Scotland;

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(j)	the Search may be unreliable and, in particular (but without limitation), notices of a winding-up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly with the Registrar of Companies or when filed may not be made public promptly.

5. Exclusions

(a)	This opinion is given on the basis it will be governed by and construed in accordance with Scots law. We express no opinion as to any laws other than the laws of Scotland in force at 9 am as at the date of this opinion. In particular we have made no independent investigation into the laws of England, the United States of America or the State of New York (or any other jurisdiction) as a basis for the opinions expressed herein and do not express or imply any opinion thereon;

(b)	we have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statement of opinion or intention contained in or relevant to the Registration Statement, the Prospectus Supplement or any of the Documents or that no material facts have been omitted therefrom. In particular, we have not been responsible for ensuring that the Registration Statement or the Prospectus Supplement complies (and therefore express no opinion thereon) with the rules of the SEC or of any other regulatory body;

(c)	we undertake no responsibility to notify any addressee of this opinion or any person who may otherwise rely upon this opinion of any change in the laws of Scotland after the date of this opinion or of any matter of which we may become aware which may require this opinion to be updated, amended or further qualified;

(d)	we express no opinion as to any agreement, instrument or other document other than as specified in this letter, or as to any liability to tax which may arise or be suffered as a result of or in connection with the Securities or their creation and issue;

(e)	we have not been responsible for ensuring that the issuance of the Securities or payments thereunder would comply with legal and regulatory requirements of jurisdictions outside Scotland;

(f)	the resolutions of the board of directors and of the committee of the board of directors in authorising the Securities limit (i) the interest rate payable under the Securities to an average spread over the comparable treasury rate not exceeding 95 basis points and to an average coupon on the Securities not exceeding 5.8% and (ii) the maximum aggregate principal amount that may be issued pursuant to the Registration

9

Statement to an amount of US$4,000,000,000. Accordingly, this opinion relates only the Securities that do not exceed at any time (i) the approved limit on the average spread and the average coupon and (ii) US$4,000,000,000 in aggregate principal amount issued pursuant to the Registration Statement. References in this paragraph to “US$4,000,000,000” are to such sum or its approximate equivalent in other currencies as at the issue date of the relevant tranche or series; and

(g)	no opinion is given as to the enforceability under Scots law, in the event of an insolvency, of any purported declaration of trust by any party in any of the Documents since references in any deed or document to an obligation on the part of any party to hold any right or asset in trust for another are not sufficient in themselves to constitute an effective trust under Scots law.

This opinion is issued solely for your benefit in connection with this transaction and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person, firm or entity or used or relied upon by them for any other purpose, save that the Trustee may rely on paragraphs 3.1, 3.3, 3.4, 3.5 and 3.8 of this opinion to the same extent as if this opinion had been addressed and delivered to it on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to, and the reference to us made under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent we do not admit that we are within the category of persons whose consent is required within section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Yours faithfully

Shepherd+ Wedderburn

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EXHIBIT 4.1

SCOTTISH POWER PLC

and

JPMORGAN CHASE BANK, N.A., Trustee

INDENTURE

Dated as of March 21, 2005

Debt Securities

Reconciliation and tie between Trust Indenture Act of 1939 and

Indenture, dated as of March 21, 2005

Trust Indenture Act Section	Indenture Section
§310(a)(1)	609
(a)(2)	609
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(b)	608,610
§311(a)	613
(b)	613
(b)(2)	703(a)
§312(a)	701, 702(a)
(b)	702(b)
(c)	702(c)
§313(a)	703(a)
(b)(1)	Not Applicable
(b)(2)	703(a)
(c)	703(a)
(d)	703(b)
§314(a)	704
(a)(4)	704, 1007
(b)	Not Applicable
(c)(1)	102
(c)(2)	102
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	102
§315(a)	601
(b)	602, 703(a)
(c)	601
(d)	601
(d)(1)	601
(d)(2)	601
(d)(3)	601
(e)	514
§316(a)(1)(A)	502, 512
(a)(1)(B)	513
(a)(2)	Not Applicable
(b)	508
(c)	105
§317(a)(1)	503
(a)(2)	504
(b)	1003
§318(a)	108

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

(i)

TABLE OF CONTENTS*

*	NOTE: This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

(ii)

Officers’ Certificate	5
Opinion of Counsel	5
Original Issue Discount Security	5
Outstanding	6
Paying Agent	7
Person	7
Place of Payment	7
Predecessor Security	7
Project Finance Indebtedness	7
Redemption Date	8
Redemption Price	8
Regular Record Date	8
Responsible Officer	8
Securities	8
Security Register and Security Registrar	8
Special Record Date	8
Stated Maturity	8
Subsidiary	8
Subsidiary Undertaking	9
Trustee	9
Trust Indenture Act	9
United States	9
U.S. Government Obligations	9
SECTION 102. Compliance Certificates and Opinions	9
SECTION 103. Form of Documents Delivered to Trustee	10
SECTION 104. Acts of Holders	11
SECTION 105. Notices, Etc., to Trustee and Company	13
SECTION 106. Notice to Holders; Waiver	13
SECTION 107. Language of Notices	14
SECTION 108. Conflict with Trust Indenture Act	14
SECTION 109. Effect of Headings and Table of Contents	14
SECTION 110. Successors and Assigns	14
SECTION 111. Separability Clause	14
SECTION 112. Benefits of Indenture	14
SECTION 113. Governing Law	14
SECTION 114. Legal Holidays	14
SECTION 115. No Recourse Against Others	15

ARTICLE TWO SECURITY FORMS

SECTION 201. Forms Generally	16
SECTION 202. Form of Face of Security	16
SECTION 203. Form of Reverse of Security	18
SECTION 204. Form of Trustee’s Certificate of Authentication	24

(iii)

(iv)

SECTION 608. Disqualification; Conflicting Interests	50
SECTION 609. Corporate Trustee Required; Eligibility	51
SECTION 610. Resignation and Removal; Appointment of Successor Trustee	51
SECTION 611. Acceptance of Appointment by Successor	52
SECTION 612. Merger, Conversion, Consolidation or Succession to Business	53
SECTION 613. Preferential Collection of Claims Against Company	54
SECTION 614. Authenticating Agents	54

ARTICLE SEVEN HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 701. Company to Furnish Trustee Names and Addresses of Holders	55
SECTION 702. Preservation of Information; Communications to Holders	56
SECTION 703. Reports by Trustee	56
SECTION 704. Reports by Company	57
SECTION 705. Calculation of Original Issue Discount	57

ARTICLE EIGHT CONSOLIDATION, MERGER, CONVEYANCE, SALE OR LEASE

SECTION 801. Company May Consolidate, Etc., Only on Certain Terms	57
SECTION 802. Successor Substituted	58

ARTICLE NINE SUPPLEMENTAL INDENTURES

SECTION 901. Supplemental Indentures without Consent of Holders	58
SECTION 902. Supplemental Indentures with Consent of Holders	60
SECTION 903. Execution of Supplemental Indentures	61
SECTION 904. Effect of Supplemental Indentures	61
SECTION 905. Conformity with Trust Indenture Act	61
SECTION 906. Reference in Securities to Supplemental Indentures	61

ARTICLE TEN COVENANTS

SECTION 1001. Payment of Principal, Premium and Interest	62
SECTION 1002. Maintenance of Office or Agency	62
SECTION 1003. Money for Securities Payments to be Held in Trust	62
SECTION 1004. Existence	64
SECTION 1005. Limitation on Secured Debt	64
SECTION 1006. Additional Amounts	65
SECTION 1007. Statement by Officers as to Default	68
SECTION 1008. Defeasance of Certain Obligations	68
SECTION 1009. Waiver of Certain Covenants	69
SECTION 1010. Further Assurances	70

ARTICLE ELEVEN REDEMPTION OF SECURITIES

SECTION 1101. Applicability of Article	70
SECTION 1102. Election to Redeem; Notice to Trustee	70
SECTION 1103. Selection by Trustee of Securities to Be Redeemed	70

(v)

SECTION 1104. Notice of Redemption	71
SECTION 1105. Deposit of Redemption Price	72
SECTION 1106. Securities Payable on Redemption Date	72
SECTION 1107. Securities Redeemed in Part	72
SECTION 1108. Optional Redemption Due to Changes in Tax Treatment	72

ARTICLE TWELVE SINKING FUNDS

SECTION 1201. Applicability of Article	73
SECTION 1202. Satisfaction of Sinking Fund Payments with Securities	74
SECTION 1203. Redemption of Securities for Sinking Fund	74

ARTICLE THIRTEEN MISCELLANEOUS

SECTION 1301. Consent to Jurisdiction; Appointment of Agent to Accept Service of Process	75
SECTION 1302. Counterparts	76

(vi)

INDENTURE, dated as of March 21, 2005, between SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (herein called the “Company”), having its principal office at 1 Atlantic Quay Glasgow G2 8SP Scotland and JPMORGAN CHASE BANK, N.A., a banking corporation duly organized, validly existing and in good standing under the laws of the State of New York, as Trustee hereunder (herein called the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of certain of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

SECTION 101. Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United Kingdom at the date of such computation and as applied by the Company; and

(4) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Six, are defined in that Article.

“Act”, when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Amounts” has the meaning specified in Section 1006.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Tax Jurisdiction” has the meaning specified in Section 1108.

“Authenticating Agent” means any Person authorized by the Trustee to authenticate and deliver Securities of one or more series on behalf of the Trustee pursuant to Section 614.

“Authorized Person” means any person including, any director, the Secretary, the Director of Treasury and the Deputy Group Treasurer, or any other Person designated by the Board of Directors from time to time, authorized to act on behalf of the Company by the Board of Directors of the Company as certified to the Trustee by the Company; any certificate or other document to be executed and delivered by an “officer” of the Company may be executed and delivered by an Authorized Person on behalf of the Company.

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of that Board.

“Board Resolution”, when used with reference to the Company, means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day”, when used with respect to any Place of Payment, place of conversion or place of exchange, means each day which is not a Saturday, a Sunday or a day on which banking institutions in that Place of Payment, place of conversion or place of exchange are authorized or obligated by law or executive order to remain closed.

“Capital and Reserves” means the aggregate of:

(i) the amount paid up or credited as paid up on the share capital of the Company; and

(ii) the total of the reserves of the Group, including any share premium account, revaluation reserve, capital redemption reserve, merger reserve and the balance on the profit and loss account, but excluding amounts attributable to minority interests, all as shown in the then latest audited consolidated balance sheet of the Group prepared in accordance with generally accepted accounting principles in the United Kingdom, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since the date of that balance sheet in the Subsidiary Undertakings comprising the Group and/or as the Board of Directors may consider appropriate. A report by the Board of Directors as to the amount of Capital and Reserves at any given time shall, in the absence of manifest error, be conclusive and binding on the Trustee and the Holders of the Securities.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person. “Company” shall also mean any new issuer of Securities under this Indenture as contemplated by Section 901(1).

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by any Authorized Person, and delivered to the Trustee.

“Corporate Trust Office” means the principal office of the Trustee in the City of New York, at which at any particular time its corporate trust business shall be administered, which at the date hereof is located at JPMorgan Chase Bank, N.A., 4 New York Plaza, 15th Floor, New York, New York 10004, or such other address as the Trustee may designate from time to time by written notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and the Company).

“corporation” includes corporations, associations, companies, limited liability companies and business trusts.

“Debt” has the meaning specified in Section 1005.

“default” for purposes of Section 601 of this Indenture is defined to mean an “Event of Default” as specified in Section 501 hereof, and for purposes of Section 310(b) of the Trust Indenture Act, “default” shall mean an “Event of Default” as specified in Section 501 hereof but exclusive of any period of grace or requirement of notice.

“Defaulted Interest” has the meaning specified in Section 307.

“Depositary” means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, the Person designated as Depositary by the Company pursuant to Section 301, which must be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, if so provided pursuant to Section 301 with respect to the Securities of a series, any successor to such Person. If at any time there is more than one such Person, “Depositary” shall mean, with respect to any series of Securities, the qualifying entity which has been appointed with respect to the Securities of that series.

“Discharged” means, with respect to the Securities of any series, the discharge of the entire indebtedness represented by, and obligations of the Company under, the Securities of such series and in the satisfaction of all the obligations of the Company under the Indenture relating to the Securities of such series, except (A) the rights of Holders of the Securities of such series to receive, from the trust fund described in Section 403 hereof, payment of the principal of and interest and premium, if any, on the Securities of such series when such payments are due, (B) the Company’s obligations with respect to the Securities of such series with respect to registration, transfer, exchange and maintenance of a Place of Payment and (C) the rights, powers, trusts, duties, protections and immunities of the Trustee under this Indenture.

“Event of Default” has the meaning specified in Section 501.

“Excess Additional Amounts” has the meaning specified in Section 1108.

“Excluded Subsidiary” means any Subsidiary of the Company:

(a) which is a single purpose company whose principal assets and business are constituted by the ownership, acquisition, development and/or operation of an asset;

(b) none of whose indebtedness for borrowed money in respect of the financing of such ownership, acquisition, development and/or operation of an asset is subject to any recourse whatsoever to any member of the Group (other than such Subsidiary or another Excluded Subsidiary) in respect of the repayment hereof, except as expressly referred to in sub-paragraph (ii) of the definition of Project Finance Indebtedness; and

(c) which has been designated as such by the Company by written notice to the Trustee, provided that the Company may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary.

“Global Security” means a Security evidencing all or part of a series of Securities, issued to the Depositary for such series or its nominee and registered in the name of such Depositary or nominee.

“Group” means Scottish Power plc and its Subsidiary Undertakings and “member of the Group” shall be construed accordingly.

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities established as contemplated by Section 301.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Investment Company Act” means the United States Investment Company Act of 1940 and any successor thereto, in each case as amended from time to time.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Negative Pledge Company“ means each of SP Distribution Limited (SC189125), SP Transmission Limited (SC189126) and ScottishPower Generation Limited (SC189124).

“Officers’ Certificate” means a certificate signed by any Authorized Person, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or regular counsel for the Company.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities, or portions thereof, for whose payment or redemption money or U.S. Governmental Obligations in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii) Securities as to which defeasance has been elected pursuant to Section 403; and

(iv) Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a protected purchaser (as defined in Article 8 of the Uniform Commercial Code) in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, (b) the principal amount of a Security denominated in one or more foreign currencies or currency units that shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined in the manner provided as contemplated by Section 301 on the date of original issuance of such Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Security of the amount determined as provided in (a) above) of such Security, (c) if the principal amount payable at Stated Maturity of any Security is not determinable upon original issuance, the principal amount of such Security that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, and (d) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Securities on behalf of the Company.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment”, when used with respect to the Securities of any series, means the place or places where the principal of (and premium, if any) and interest, if any, on the Securities of that series are payable as specified in or as contemplated by Section 301.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

“Project Finance Indebtedness” means any present or future indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of a member of the Group:

(i) which is incurred by an Excluded Subsidiary; or

(ii) in respect of which the person or persons to whom any such indebtedness is or may be owned by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

(A) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such assets; and/or

(B) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds, deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness, provided that (aa) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement, and (bb) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of any member of the Group (other than an Excluded Subsidiary) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of any member of the Group (other than an Excluded Subsidiary) or any of its assets (except for the assets which are the subject of such encumbrance); and/or

(C) recourse under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by any member of the Group (other than an Excluded Subsidiary).

“Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

“Responsible Officer “, when used with respect to the Trustee, means any officer of the Trustee having direct responsibility for the administration of this Indenture, which in each case is assigned to its Corporate Trust Department, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 305.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 307.

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Subsidiary Undertaking” shall have the meaning given to it by Section 258 of the Companies Act 1985 (but, in relation to the Company, shall exclude any undertaking (as defined in the Companies Act 1985) whose accounts are not included in the then latest published audited consolidated account of the Company, or (in the case of an undertaking which has first become a subsidiary undertaking of a member of the Group since the date as at which any such audited accounts were prepared) would not have been so included or consolidated if it had become so on or before that date.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

“Trust Indenture Act” means the United States Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed, except as provided in Section 905 provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“United States” means the United States of America (including the States and the District of Columbia), its territories and its possessions.

“U.S. Government Obligations” means securities which are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of a holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

SECTION 102. Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except certificates provided for in Section 1007) shall include:

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 103. Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer or Authorized Person of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer or Authorized Person knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his or her certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers or Authorized Person or Authorized Persons of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Any certificate or other document to be executed and delivered by an “officer” of the Company may be executed and delivered by an Authorized Person on behalf of the Company.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104. Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in Person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 104.

Without limiting the generality of the foregoing, unless otherwise established in or pursuant to a Board Resolution or set forth or determined in an Officers’ Certificate, or established in one or more indentures supplemental hereto, pursuant to Section 301, a Holder, including a Depositary that is a Holder of a Global Security, may make, give or take, by a proxy, or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is a Holder of a Global Security may provide its proxy or proxies to the beneficial owners of interests in any such Global Security through such Depositary’s standing instructions and customary practices.

(b) The fact and date of the execution by any Person of any such instrument, writing or proxy may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument, writing or proxy acknowledged to him or her the execution thereof. Where such execution is by a signer acting in a capacity other than his or her individual capacity, such certificate or affidavit shall also constitute sufficient proof of his or her authority. The fact and date of the execution of any such instrument, writing or proxy, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) The ownership of Securities shall be proved by the Security Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the

Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(e) The Company may set any day as the record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to make any request or demand, or give any authorization, direction, notice, consent or waiver, or take any other action, provided or permitted by this Indenture to be made, given or taken by Holders of Securities of such series.

With regard to any record date set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to take relevant action, whether or not such Holders remain Holders after such record date. With regard to any action that may be taken hereunder only by Holders of a requisite principal amount of Outstanding Securities of any series (or their duly appointed agents) and for which a record date is set pursuant to this paragraph, the Company may, at its option, set an expiration date after which no such action purported to be taken by any Holder shall be effective hereunder unless taken on or prior to such expiration date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents). On or prior to any expiration date set pursuant to this paragraph, the Company may, on one or more occasions at its option, extend such expiration date to any later date. Nothing in this paragraph shall prevent any Holder (or any duly appointed agent thereof) from taking, at any time, any action contrary to or different from, any action previously taken, or purported to have been taken, hereunder by such Holder, in which event the Company may set a record date in respect thereof pursuant to this paragraph. Notwithstanding the foregoing or the Trust Indenture Act, the Company shall not set a record date for, and the provisions of this paragraph shall not apply with respect to, any action to be taken by Holders pursuant to Section 501, 502 or 512.

Upon receipt by the Trustee of notice of any default described in Section 501, any declaration of acceleration, or any rescission and annulment of any such declaration, pursuant to Section 502 or of any direction in accordance with Section 512, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of Outstanding Securities of the series entitled to join in such notice, declaration, or rescission and annulment, or direction, as the case may be, which record date shall be the close of business on the day the Trustee receives such notice, declaration, rescission and annulment or direction, as the case may be. The Holders of Outstanding Securities of such series on such record date (or their duly appointed agent), and only such Persons, shall be entitled to join in such notice, declaration, rescission and annulment, or direction, as the case may be, whether or not such Holders remain Holders after such record date; provided that, unless such notice, declaration, rescission and annulment, or direction, as the case may be, shall have become effective by virtue of Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such notice of default, declaration, or rescission and annulment or direction given or made by the Holders, as the case may be, shall automatically and without any action by any Person be cancelled and of no further effect. Nothing in this paragraph shall prevent a Holder (or a duly appointed agent thereof) from giving, before or after the expiration of such 90-day period, a notice of default, a declaration of acceleration, a rescission and annulment of a declaration of acceleration or a direction in accordance with Section 512, contrary to or different from, or, after the expiration of such period, identical to, a previously given notice, declaration, rescission and annulment, or direction, as the case may be, that has been cancelled pursuant to the proviso to the preceding sentence, in which event a new record date in respect thereof shall be set pursuant to this paragraph.

SECTION 105. Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided for or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, or

(2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company.

SECTION 106. Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his or her address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made at the direction of the Company in a manner reasonably calculated, to the extent practicable under the circumstances, to provide prompt notice shall constitute a sufficient notification for every purpose hereunder.

SECTION 107. Language of Notices.

Any request, demand, authorization, direction, notice, consent, waiver or other action required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

SECTION 108. Conflict with Trust Indenture Act.

If any provision hereof limits, qualifies or conflicts with any provision of the Trust Indenture Act or another provision which is required or deemed to be included in this Indenture by any of the provisions of the Trust Indenture Act, the provision or requirement of the Trust Indenture Act shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, such provision of the Trust Indenture Act shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.

SECTION 109. Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 110. Successors and Assigns.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 111. Separability Clause.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 112. Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 113. Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 114. Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security or the last day on which the Holders have the right to convert or exchange their Securities shall not be a Business Day at any Place of Payment, place of conversion or place of exchange then (notwithstanding any other provision of this Indenture or of the Securities) payment of interest, if any, or principal (and premium, if any), conversion or exchange need not be made at such Place of Payment, place of conversion or place of exchange on such date, but may be made on the next succeeding Business Day at such Place of Payment, place of conversion or place of exchange with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, or on such last day for conversion or exchange.

SECTION 115. No Recourse Against Others.

No recourse for the payment of the principal of or any premium or interest on any Security, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company, contained in this Indenture or in any supplemental indenture, or in any Security, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of the Securities.

ARTICLE TWO

SECURITY FORMS

SECTION 201. Forms Generally.

The Securities of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefore or as may, consistently herewith, be determined by the officer or officers or Authorized Persons executing such Securities, as evidenced by their execution of the Securities. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by an authorized officer or any of the Authorized Persons of the Company, and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

The Trustee’s certificates of authentication shall be in substantially the form set forth in this Article.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officer or officers or Authorized Person or Authorized Persons executing such Securities, as evidenced by their execution of such Securities.

SECTION 202. Form of Face of Security.

[If the Security is to be a Global Security, insert - This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depositary or a nominee of a Depositary. This Security is exchangeable for Securities registered in the name of a Person other than the Depositary or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary) may be registered except in limited circumstances.

Unless this Global Note is presented by an authorized representative of The Depositary Trust Company, a New York corporation (“DTC”) to the issuer or its agent for registration of transfer, exchange or payment, and any definitive [Security] is issued in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR

VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL in as much as the registered owner hereof, Cede & Co., has an interest herein.]

[Insert any legend required by the United States Internal Revenue Code and the regulations thereunder]

SCOTTISH POWER PLC

[Title of the Security]

No.	$

SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (herein called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to                                         , or registered assigns, the principal sum of                                          Dollars on                                         , [if the Security is to bear interest prior to maturity insert — and to pay interest thereon from             , or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on                      and                      in each year, commencing                     , at the rate per annum provided in the title hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the              or              (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

[If the Security is not to bear interest prior to Maturity, insert — The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal of this Security shall bear interest at the rate of [yield to maturity]% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such default in payment to the date payment of such principal has been made or duly provided for. Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal that is not so paid on demand shall bear interest at the rate of [yield to maturity]% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such demand for payment to the date payment of such interest has been made or duly provided for, and such interest shall also be payable on demand.]

Payment of the principal of (and premium, if any) and interest, if any, on this Security will be made at the office or agency of the Company maintained for that purpose in                     , in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts; [If this Security is not a Global Security, insert — provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register] [If this Security is a Global Security, insert applicable manner of payment].

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated:

SCOTTISH POWER PLC

By
Name:
Title:

SECTION 203. Form of Reverse of Security.

SCOTTISH POWER PLC

[Title of the Security]

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March [    ], 2005 (herein called the “Indenture”), between the Company and JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [, limited in aggregate principal amount to U.S. $            ].

[If applicable, insert — This security is not subject to redemption prior to maturity.] [If applicable, insert — The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice by mail to the Holders of such Securities at their addresses in the Security Register for such series, [if applicable, insert — (1) on                      in any year commencing with the year              and ending with the year              through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2)] at any time [on or after                     , 20    ], as a whole or in part, at the election of the Company, at the following Redemption Prices (expressed as percentages of the principal amount):

If redeemed [on or before                     ,         %, and if redeemed] during the 12-month period beginning                     , of the years indicated:

Year	Redemption Price	Year	Redemption Price

and thereafter at a Redemption Price equal to       % of the principal amount, together in the case of any such redemption [if applicable, insert — (whether through operation of the sinking fund or otherwise)] with accrued and unpaid interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice by mail to the Holders of such Securities at their addresses in the Security Register for such series, (1) on                      in any year commencing with the year              and ending with the year              through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [on or after                     ], as a whole or in part, at the election of the Company, at the Redemption Prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below:

If redeemed during the 12-month period beginning                      of the years indicated:

Year	Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price For Redemption Otherwise Than Through Operation of the Sinking Fund

and thereafter at a Redemption Price equal to       % of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued and unpaid interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — Notwithstanding the foregoing, the Company may not, prior to                     , redeem any Securities of this series as contemplated by [Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Company (calculated in accordance with generally accepted financial practice) of less than       % per annum.]

[If applicable, insert — The sinking fund for this series provides for the redemption on                      in each year beginning with the year              and ending with the year              of [not less than]                      [(“mandatory sinking fund”) and, at the option of the Company, not more than                     ] aggregate principal amount of Securities of this series. [Securities of this series acquired or redeemed by the Company otherwise than through [mandatory] sinking fund payments may be credited against subsequent [mandatory] sinking fund payments otherwise required to be made in the order in which they become due.]]

[If applicable, insert -- The Securities may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given as provided in the Indenture, at any time at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, if as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is incorporated or is a resident for tax purposes (herein, an “Applicable Tax Jurisdiction”) (or in the case of a successor Person to the Company, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes, if other than the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Applicable Tax Jurisdiction or such political subdivision or taxing authority (or such other jurisdiction or political subdivision or taxing authority) is a party, which change, execution or amendment becomes effective on or after                      (or,

in the case of a successor Person to the Company, the date on which such successor Person became such pursuant to the applicable provision of the Indenture) the Company (or such successor Person) is or would be required to pay additional amounts with respect to the Securities on the next succeeding Interest Payment Date as set forth below.]

[If the Security is subject to redemption of any kind, insert — In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert — The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [in each case] upon compliance with certain conditions set forth in the Indenture.]

[If the Security is not an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]

[If the Security is an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to — insert formula for determining the amount. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series to be affected (voting as a class). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the securities of all series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

[If the Holder of this Security is entitled, at his or her option, at any time after                      to convert this Security insert — securities and conversion mechanics.]

[If this Security is converted in part only, a new Security or Securities of this series and of like tenor for the unconverted portion hereof will be issued in the name of the Holder hereof upon cancellation hereof.]

[If not applicable, delete — If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Applicable Tax Jurisdiction, as described above (or any political subdivision or taxing authority thereof or therein) shall at any time be required by such Applicable Tax Jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company under the Securities, the Company will pay to the Holder of this Security, such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security who, with respect to any such tax, assessment or other governmental charge, is not resident in such Applicable Tax Jurisdiction, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is entitled; provided, however, that the Company shall not be required to make any payment of additional amounts for or on account of:

(1) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the Applicable Tax Jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payments of (or in respect of) principal of, or any interest on, the Securities;

(4) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of this Security with a request of the Company addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Applicable Tax Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(5) any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income adopted by the Council of the European Union on June 3, 2003 or any law (whether of a member state or non-member state) implementing such directive or any other directive implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000;

(6) any withholding or deduction required to be made with respect to a Security presented for payment by or on behalf of a Holder of such Security who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent; or

(7) any combination of item (1), (2), (3), (4), (5) or (6) above;

nor shall additional amounts be paid (i) with respect to any payment in respect of any Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Applicable Tax Jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security or (ii) in the event that the obligation to pay additional amounts is the result of the issuance of definitive Securities to a Holder of a Predecessor Security at such Holder’s request upon the occurrence of an Event of Default and at the time payment is made definitive Securities have not been issued in exchange for the entire principal amount of the Predecessor Securities. The foregoing provisions shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any Applicable Tax Jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein.]

References to principal, interest, discount or premium in respect of this Security shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the Indenture or in this Security.

[If this Security is a Global Security, insert — This Security shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to such series or its nominee only as provided in this paragraph. This Security shall be so exchangeable if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such series or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, (y) the Company executes and delivers to the Trustee an

Officers’ Certificate providing that this Security shall be so exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities of such series. Securities so issued in exchange for this Security shall be of the same series, having the same interest rate, if any, and maturity and having the same terms as this Security, in authorized denominations and in the aggregate having the same principal amount as this Security and registered in such names as the Depositary for such Global Security shall direct.]

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of [If this Security is a Global Security, insert — a Security of the series of which this Security is a part] [If this Security is not a Global Security, insert — this Security] is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of [If this Security is a Global Security insert — the series of which this Security is a part] [If this Security is not a Global Security, insert — this series] are issuable only in registered form without coupons in denominations of $             and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SECTION 204. Form of Trustee’s Certificate of Authentication.

The Trustee’s certificates of authentication shall be in substantially the following form.

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

Dated:

JPMORGAN CHASE BANK, N.A., as Trustee

By
Authorized Officer

ARTICLE THREE

THE SECURITIES

SECTION 301. Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution, and, subject to Section 303, set forth or determined in the manner provided, in an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Sections 304, 305, 306, 906, or 1107 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

(3) the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name the Security (or one or more Predecessor Securities) is registered at the close of business on the regular Record Date for such interest;

(4) the date or dates on which the principal of the Securities of the series is payable;

(5) the rate or rates at which the Securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date;

(6) the place or places where, subject to the provisions of Section 1002, the principal of and any premium and interest on Securities of the series shall be payable, Securities of the series may be surrendered for exchange or conversion and notices and demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(7) other than with respect to any redemption of Securities pursuant to Section 1108, the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company (including the period following the date referred to in Section 1108) and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Securities shall be evidenced; or any addition to or change in the provisions set out in Section 1108;

(8) the obligation, if any, or the right, if any, of the Company to permit or require the conversion or exchange of the Securities of the series into other securities (whether or not issued by, or the obligations of the Company), and the terms and conditions upon which such conversion or exchange shall be effected (including, without limitation, the initial conversion or exchange price or rate, the conversion or exchange period and any other provisions in addition to or in lieu of those set forth in this Indenture relative to such obligation);

(9) the obligation, if any, of the Company to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Securities of the series shall be issuable;

(11) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

(12) if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public or private debts, the coin or currency or currency units, including composite currencies such as the European

Currency Unit, in which payment of the principal of (and premium, if any) and interest, if any, on the Securities of the series shall be payable;

(13) if the principal of (and premium, if any) or interest, if any, on the Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a coin or currency other than that in which the Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

(14) if the amount of payments of principal of (and premium, if any) or interest, if any, on the Securities of the series may be determined with reference to an index based on a coin or currency other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined;

(15) any provisions permitted by this Indenture relating to Events of Default or covenants of the Company with respect to such series of Securities;

(16) the application, if any, of Section 403 to the Securities of the series;

(17) if the Securities of the series shall be issued in whole or in part in the form of one or more Global Securities, (i) whether beneficial owners of interests in any such Global Security may exchange such interests for Securities of such series of like tenor and of authorized form and denomination and the circumstances under which any such changes may occur, if other than in the manner provided in Section 305 and (ii) the Depositary for such Global Security or Securities;

(18) any addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

(19) any addition to or change in the covenants set forth in Article Ten which applies to Securities of the series; and

(20) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and set forth in the Officers’ Certificate referred to above or in any such indenture supplemental hereto.

If any of the terms of the series, including the form of Security of such series, are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary or other authorized officer of the Company or any Authorized Person, and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such series of Securities.

SECTION 302. Denominations.

The Securities of each series shall be issuable in registered form without coupons, except as otherwise expressly provided in a supplemental indenture hereto, in such denominations as shall be specified as contemplated by Section 301. In the absence of any such provisions with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.

SECTION 303. Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Company by any Authorized Person, and which need not be attested. The Securities of any series shall be executed by such additional officer, if any, as shall be specified pursuant to Section 301. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signature of any individual who was at any time the proper officer of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Securities or did not hold such office at the date of authentication of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established in or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating,

(a) if the form of such Securities has been established by or pursuant to Board Resolution as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(b) if the terms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

(c) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties, protections or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers’ Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Security of such series if such documents are delivered at or prior to the time of authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 310, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

SECTION 304. Temporary Securities.

Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officer or officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series and of like tenor of authorized denominations. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the series and tenor.

SECTION 305. Registration, Registration of Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

Upon surrender for registration of transfer of any Security of any series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

At the option of the Holder, any Security or Securities of any series, other than a Global Security, may be exchanged for other Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his or her attorney duly authorized in writing.

No service charge shall be made to the Holder for any registration of transfer or exchange of Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 304, 906 or 1107 not involving any transfer.

The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities of that series selected for redemption under Section 1103 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

The provisions of this Section 305 are, with respect to any Global Security, subject to Section 311 hereof.

SECTION 306. Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a protected purchaser (as defined in Article 8 of the Uniform Commercial Code), the Company shall execute and upon its request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section 306, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section 306 in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section 306 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 307. Payment of Interest; Interest Rights Preserved.

Except as otherwise provided or contemplated by Section 301 with respect to any series of Securities, Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder of Securities of such series at his or her address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 307, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 308. Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 307) interest, if any, on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. All such payments so made to any such person, or upon such person’s order, shall be valid, and, to the extent of the sums so paid, effective to satisfy and discharge the liability for moneys payable upon any such Security.

No holder of any beneficial interest in any Global Security held on its behalf by a Depositary shall have any rights under this Indenture with respect to such Global Security, and such Depositary may be treated by the Company, the Trustee, and any agent of the Company or the Trustee as the owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall impair, as between a Depositary and such holders of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary as holder of any Security.

SECTION 309. Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or conversion or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section 310, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures, unless otherwise directed by a Company Order.

SECTION 310. Computation of Interest.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest, if any, on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 311. Global Securities.

If the Company shall establish pursuant to Section 301 that the Securities of a particular series are to be issued in the form of a Global Security, then the Company shall execute and the Trustee shall, in accordance with Section 303, authenticate and deliver, a Global Security or Securities which (i) shall represent, and shall be denominated in an aggregate amount equal to the aggregate principal amount of, all of the Outstanding Securities of such series, (ii) shall be registered in the name of the Depositary or its nominee, (iii) shall be delivered by the Trustee to the Depositary or pursuant to the Depositary’s instruction and (iv) shall bear a legend substantially to the following effect:

“This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depositary or a nominee of a Depositary. This Security is exchangeable for Securities registered in the name of a person other than the Depositary or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary) may be registered except in limited circumstances.

Unless this Global Security is presented by an authorized representative of the Depositary to the Company or its agent for registration of transfer, exchange or payment, and any definitive Security is issued in the name of Cede & Co. or in such other name as is requested by an authorized representative of the Depositary (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of the Depositary), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL in as much as the registered owner hereof, Cede & Co., has an interest herein.”

Notwithstanding the provisions of Section 305, the Global Security of a series may be transferred, in whole but not in part and in the manner provided in Section 305, only to another nominee of the Depositary for such series, or to a successor Depositary for such series selected or approved by the Company or to a nominee of such successor Depositary.

If at any time the Depositary for a series of Securities notifies the Company that it is unwilling or unable to continue as Depositary for such series or if at any time the Depositary for such series shall no longer be registered or in good standing under the Exchange Act, or other applicable statute or regulation and a successor Depositary for such series is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, this Section 311 shall no longer be applicable to the Securities of such series and the Company will execute, and subject to Section 305, the Trustee will authenticate and deliver Securities of such series in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Securities of such series in exchange for such Global Securities. In addition, the Company may at any time determine that the Securities of any series shall no longer be represented by Global Securities and that the provisions of this Section 311 shall no longer apply to the Securities of such series. In such event the Company will execute and subject to Section 305, the Trustee, upon receipt of an Officers’ Certificate evidencing such determination by the Company, will authenticate and deliver Securities of such series in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Securities of such series in exchange for such Global Securities. Upon the exchange of the Global Securities for such Securities in definitive registered form without coupons, in authorized denominations, the Global Securities shall be cancelled by the Trustee. Such Securities in definitive registered form issued in exchange for the Global Securities pursuant to this Section 311, shall be registered in such names and in such authorized denominations as the Depositary, pursuant to the instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver Securities to the Depositary for delivery to the Persons in whose names such Securities are so registered.

ARTICLE FOUR

SATISFACTION AND DISCHARGE

SECTION 401. Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange or conversion of Securities herein expressly provided for and any right to receive additional amounts as provided in Section 1006) with respect to the Company, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation,

(i) have become due and payable, or

(ii) are to be called for redemption Pursuant to Article Eleven under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or

(iii) are deemed paid and discharged pursuant to Section 403, as applicable,

and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount of (a) money in the currency or units of currency in which such Securities are payable, or (b) in the case of (ii) above and (except as provided in an indenture supplemental hereto) if no

Securities of any series Outstanding are subject to repurchase at the option of Holders (I) U.S. Government Obligations (denominated in the same currency or units of currency in which such Securities are payable) which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the Stated Maturity or Redemption Date, as the case may be, money in an amount, or (II) a combination of money or U.S. Government Obligations as provided in (I) above, in each case, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for the principal amount of (and premium, if any) and interest, if any, payable on such Securities to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607, the obligations of the Company to any Authenticating Agent under Section 614 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section 401 or if money or U.S. Government Obligations shall have been deposited with or received by the Trustee pursuant to Section 403 and the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

SECTION 402. Application of Trust Money.

(a) Subject to the provisions of the last paragraph of Section 1003, all money or U.S. Government Obligations deposited with the Trustee pursuant to Sections 401, 403 or 1008 and all money received by the Trustee in respect of U.S. Government Obligations deposited with the Trustee pursuant to Sections 401, 403 or 1008, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, to the persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with or received by the Trustee or to make mandatory sinking fund payments or analogous payments as contemplated by Sections 401, 403 or 1008.

(b) The Trustee shall deliver or pay to the Company from time to time upon Company Request any U.S. Government Obligations or money held by it as provided in Sections 401, 403 or 1008 which, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such U.S. Government Obligations or money was deposited or received. This provision shall not authorize the sale by the Trustee of any U.S. Government Obligations held under this Indenture.

SECTION 403. Satisfaction, Discharge and Defeasance of Securities of any Series.

If this Section 403 is specified, as contemplated by Section 301, to be applicable to Securities of any series, then notwithstanding Section 401, the Company shall be deemed to have paid and Discharged the entire indebtedness on all the Outstanding Securities of any series and the provisions of this Indenture, as it relates to such Outstanding Securities of such series, shall no longer be in effect (and the Trustee, at the expense of the Company, shall at Company Request execute proper instruments acknowledging the same), except as to:

(a) the rights of Holders of Securities of such series to receive, from the trust funds described in subparagraph (e) hereof, (i) payment of the principal of (and premium, if any) and each installment of principal of (and premium, if any) or interest, if any, on the Outstanding Securities of such series on the Stated Maturity of such principal or installment of principal or interest or to and including the Redemption Date irrevocably designated by the Company pursuant to subparagraph (i) hereof and (ii) the benefit of any mandatory sinking fund payments applicable to the Securities of such series on the day of which such payments are due and payable in accordance with the terms of this Indenture and the Securities of such series;

(b) the Company’s obligations with respect to such Securities of such series under Sections 305, 306, 1002 and 1003, if the Company shall have irrevocably designated a Redemption Date pursuant to subparagraph (i) hereof, Sections 1101, 1104 and 1106 as they apply to such Redemption Date;

(c) the Company’s obligations with respect to the Trustee under Section 607; and

(d) the rights, powers, trust and immunities of the Trustee hereunder and the duties of the Trustee under Section 402 and, if the Company shall have irrevocably designated a Redemption Date pursuant to subparagraph (i) hereof, Article Eleven and the duty of the Trustee to authenticate Securities of such series on registration of transfer or exchange;

provided that, the following conditions shall have been satisfied:

(e) the Company has deposited or caused to be irrevocably deposited (except as provided in Section 402(b)) with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series, (i) money, in the currency or units of currency in which such Securities are payable, in an amount, or (ii) (except as provided in a supplemental indenture or Board Resolution with respect to such series) if Securities of such series are not subject to repurchase at the option of Holders, (A) U.S. Government Obligations (denominated in the same currency or units of currency in which such Securities are payable) which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the due date of any payment referred to in clause (x) or (y) of this subparagraph (e) money in an amount or (B) a combination thereof, in each case sufficient, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which the Trustee shall be instructed to apply to pay and discharge, (x) the principal of (and premium, if any) and each installment of principal (and premium, if any) and interest, if any, on the Outstanding Securities of such series on the Stated Maturity of such principal or installment of principal or interest or to and including the Redemption Date irrevocably designated by the Company pursuant to subparagraph (i) hereof and (y) any mandatory sinking fund payments or analogous payments applicable to the Securities of such series on the day on which such payments are due and payable in accordance with the terms of this Indenture and of the Securities of such series;

(f) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such provision would not cause any Outstanding Securities of such series then listed on any national securities exchange to be delisted as a result thereof;

(g) no Event of Default or event which with the giving of notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit;

(h) the Company has delivered to the Trustee an Opinion of Counsel to the effect, or the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that (i) Holders of the Securities of that Series will not recognize income, gain or loss for United States Federal Income tax purposes as a result of the deposit, defeasance and discharge, which opinion shall be based on a change in law or a ruling by the U.S. Internal Revenue Service and (ii) the defeasance trust is not, or is registered as, an investment company under the Investment Company Act;

(i) if the Company has deposited or caused to be deposited money or U.S. Government Obligations to pay or discharge the principal of (and premium, if any) and interest, if any, on the Outstanding Securities of a series to and including a Redemption Date on which all of the Outstanding Securities of such series are to be redeemed, such Redemption Date shall be irrevocably designated by a Board Resolution delivered to the Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board Resolution shall be accompanied by an irrevocable Company Request that the Trustee give notice of such redemption in the name and at the expense of the Company not less than 30 nor more than 60 days prior to such Redemption Date in accordance with Section 1104; and

(j) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance and discharge of the Securities of any series as contemplated by this Section have been complied with.

ARTICLE FIVE

REMEDIES

SECTION 501. Events of Default.

“Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be affected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any interest or payment of an Additional Amounts upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity; or

(3) default in the payment of any sinking fund installment, when and as due by the terms of a Security of that series; or

(4) default in the performance, or breach, of any covenant or warranty or obligation of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section 501 specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(5) if this event shall be made to constitute an Event of Default with respect to the Securities of a particular series, a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary (including a default with respect to Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (including this Indenture) or any Subsidiary, whether such indebtedness now exists or shall hereafter be created, in an aggregate principal amount exceeding $100,000,000 (or its equivalent in any other currency or currencies) which default (A) shall constitute the failure to pay any portion of the principal of such indebtedness when due and payable, whether at maturity, upon redemption or acceleration or otherwise, or (B) shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, in either case if such default shall continue for more than 30 Business Days and the time for payment of such amount has not been expressly extended; provided, however, that, subject to the provisions of Sections 601 and 602, the Trustee shall not be deemed to have knowledge of such default unless either (A) a Responsible Officer of the Trustee shall have actual knowledge of such default or (B) the Trustee shall have received written notice thereof from the Company, from any Holder, from the holder of any such indebtedness or from the trustee under any such mortgage, indenture or other instrument; and provided, further, that if such default under such indenture or instrument shall be remedied or cured by the Company or such Subsidiary or waived by the holders of such indebtedness, then the Event of Default hereunder by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action upon the part of the Trustee or any of the Holders; or

(6) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable United Kingdom bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable United Kingdom law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of their property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(7) the commencement by the Company of a voluntary case or proceeding under any applicable United Kingdom bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable United Kingdom bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under any applicable United Kingdom law, or the consent by the Company to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company of any substantial part of their property, or the making by the Company of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action; or

(8) default in the conversion or exchange of any convertible or exchangeable Security of that series in accordance herewith, and continuance of such default for a period of 90 days after there has been given, by registered or certified mail to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(9) any other Event of Default provided in the supplemental indenture or provided in or pursuant to the Board Resolution under which such series of Securities is issued or in the form of Security for such series.

SECTION 502. Acceleration of Maturity; Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 501 (6) or (7) with respect to the Company) with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if any of the Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified in the terms thereof) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

If an Event of Default described in paragraph (6) or (7) of Section 501 with respect to the Company occurs and is continuing, then and in every such case, the principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities shall, without any notice to the Company or any other act on the part of the Trustee or any Holder of the Securities, become and be immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(A) all overdue interest, if any, on all Securities of that series,

(B) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and interest accrued thereon at the rate or rates prescribed therefor in such Securities,

(C) to the extent that payment of such interest is lawful, interest upon any overdue interest at the rate or rates prescribed therefor in such Securities, and

(D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default with respect to Securities of that series, other than the non-payment of the principal of and accrued interest on Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.

SECTION 503. Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if

(1) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(2) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

the Company will, upon written demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, if any, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If any Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

SECTION 504. Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 505. Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 506. Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order with respect to the Securities of any series, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: In case the principal and premium, if any, of the Securities of such series in respect of which moneys have been collected shall not have become and be then due and payable, to the payment of interest, if any, on the Securities of such series in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee and to the extent permitted by law) upon the overdue installments of interest at the rate prescribed therefor in such Securities, such payments to be made ratably to the Persons entitled thereto, without discrimination or preference;

THIRD: In case the principal or premium, if any, of the Securities of such series in respect of which moneys have been collected shall have become and shall be then due and payable, to the payment of the whole amount then owing and unpaid upon all the Securities of such series for principal and premium, if any, and interest, if any, with interest upon the overdue principal and premium, if any, and (to the extent that such interest has been collected by the Trustee and to the extent permitted by law) upon overdue installments of interest at the rate prescribed therefor in the Securities of such series; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities of such series, then to the payment of such principal and any premium and interest, without preference or priority of principal over interest, or of interest over principal or premium, or of any installment of interest over any other installment of interest, or of any Security of such series over any other Security of such series, ratably to the aggregate of such principal and any premium and accrued and unpaid interest; and

FOURTH: To the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

SECTION 507. Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series specifying such Event of Default and stating that such notice is a “Notice of Default” hereunder;

(2) the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

SECTION 508. Unconditional Right of Holders to Receive Principal, Premium and Interest and to Convert or Exchange.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 307) interest, if any, on such Security on the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and, if such Security is convertible or exchangeable, to convert or exchange such Security in accordance with this Indenture and to institute suit for the enforcement of such right to convert or exchange and such rights shall not be impaired without the consent of such Holder.

SECTION 509. Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510. Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511. Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512. Control by Holders.

The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided that

(1) such direction shall not be in conflict with any rule of law or with this Indenture,

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3) the Trustee shall not determine that the action so directed would be unjustly prejudicial to Holders not taking part in such action.

SECTION 513. Waiver of Past Defaults.

Subject to Section 502, the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default

(1) in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series, or

(2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected, or

(3) in the conversion or exchange of any Security of such series.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

SECTION 514. Undertaking for Costs.

All parties to this Indenture agree, and each Holder of any Security by his or her acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 514 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

ARTICLE

SIX THE TRUSTEE

SECTION 601. Certain Duties and Responsibilities.

The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 601.

SECTION 602. Notice of Defaults.

Within 90 days after the occurrence of any default hereunder with respect to the Securities of any series, the Trustee shall transmit by mail to all Holders of Securities of such series, as their names and addresses appear in the Security Register, notice of such default hereunder known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such series; and provided, further, that in the case of any default of the character specified in Section 501(4) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section 602, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

SECTION 603. Certain Rights of Trustee.

Subject to the provisions of Section 601:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order or as otherwise expressly provided herein and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

(d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to expend or risk its own funds or to exercise, at the request or direction of any of the Holders, any of the rights or powers vested in it by this Indenture pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled upon reasonable request to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be deemed to have notice of a default or an Event of Default unless (a) the Trustee has received written notice thereof from the Company or any Holder or (b) a Responsible Officer shall have actual knowledge thereof; and

(i) the permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty unless so specified herein.

SECTION 604. Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 605. May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

SECTION 606. Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

SECTION 607. Compensation and Reimbursement.

The Company agrees

(1) to pay to the Trustee from time to time such compensation as is agreed upon in writing, or, if no such agreement exists, reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel, which compensation, expenses and disbursements shall be set forth in sufficient detail), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent that any such loss, liability or expense is determined by a court of competent jurisdiction to have been caused by its own negligence or willful misconduct.

Whenever the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(6) or 501(7), the expenses (including the reasonable fees and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.

As security for the performance of the obligations of the Company under this Section 607, the Trustee shall have a lien prior to the Securities upon all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of and interest on particular Securities.

The provisions of this Section 607 shall survive the resignation or removal of the Trustee, and the satisfaction, discharge or termination of this Indenture.

SECTION 608. Disqualification; Conflicting Interests.

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

SECTION 609. Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder which shall be eligible to act as trustee under the Trust Indenture Act and which shall have a combined capital and surplus of at least $50,000,000. If the Trustee does not have an office in The City of New York, the Trustee may appoint an agent in The City of New York reasonably acceptable to the Company to conduct any activities which the Trustee may be required under this Indenture to conduct in The City of New York. If the Trustee does not have an office in The City of New York or has not appointed an agent in The City of New York, the Trustee shall be a participant in the Depository Trust Company and FAST distribution systems. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of a United States federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section 609, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 609, the Trustee shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 610. Resignation and Removal; Appointment of Successor Trustee.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

(b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c) The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Company.

(d) If at any time:

(1) the Trustee shall fail to comply with Section 310(b) of the Trust Indenture Act pursuant to Section 608 with respect to any series of Securities after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company may remove the Trustee with respect to all Securities, or (ii) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to all Holders of Securities of such series as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

SECTION 611. Acceptance of Appointment by Successor.

(a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section 611, as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 612. Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

SECTION 613. Preferential Collection of Claims Against Company.

The Trustee shall comply with Section 311(a) of the Trust Indenture Act, excluding any creditor relationship listed in Section 311(b) of such Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent indicated.

SECTION 614. Authenticating Agents.

From time to time the Trustee, in its sole discretion, may appoint one or more Authenticating Agents with respect to one or more series of Securities with power to act on the Trustee’s behalf and subject to its direction in the authentication and delivery of Securities of such series or in connection with transfers and exchanges under Sections 304, 305, 306, and 1107 as fully to all intents and purposes as though the Authenticating Agent had been expressly authorized by those Sections of this Indenture to authenticate and deliver Securities of such series. For all purposes of this Indenture, the authentication and delivery of Securities by an Authenticating Agent pursuant to this Section 614 shall be deemed to be authentication and delivery of such Securities “by the Trustee”. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by Federal, State or District of Columbia authority. If such Authenticating Agent publishes reports of condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section 614 the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 614, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 614.

Any corporation into which any Authenticating Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation or to which any Authenticating Agent shall be a party, or any corporation succeeding to the corporate trust business of any Authenticating Agent, shall be the successor of the Authenticating Agent hereunder, if such successor corporation is otherwise eligible under this Section 614, without the execution or filing of any paper or any further act on the part of the parties hereto or the Authenticating Agent or such successor corporation.

An Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible under this Section 614, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, as the names and addresses of such Holders appear on the Security Register. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 614.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 614.

If an appointment with respect to one or more series of Securities is made pursuant to this Section 614, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

JPMORGAN CHASE BANK, N.A., As Trustee

By:
As Authenticating Agent

By:
Authorized Officer

ARTICLE SEVEN

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND THE COMPANY

SECTION 701. Company to Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee with respect to the Securities of each series

(a) semi-annually, not later than 15 days after each Regular Record Date, or, in the case of any series of Securities on which semi-annual interest is not payable, not more than 15 days after such semi-annual dates as may be specified by the Trustee, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date or semi-annual date, as the case may be, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that if and so long as the Trustee is Security Registrar for any series of Securities, no such list shall be required to be furnished with respect to any such series.

SECTION 702. Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

(b) The rights of the Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder, by receiving and holding the same, agrees with the Company and the Trustee that none of the Company, the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

SECTION 703. Reports by Trustee.

(a) On or about each July 15 following the date hereof, the Trustee shall transmit to Holders such reports, if any, dated as of the preceding May 15, concerning the Trustee and its actions under this Indenture as may be required pursuant to Section 313(a) of the Trust Indenture Act in the manner provided pursuant to Section 313(c) thereof. The Trustee shall also transmit to Holders such reports, if any, as may be required pursuant to Section 313(b) of the Trust Indenture Act at the times and in the manner provided pursuant thereto and to Section 313(c) thereof.

(b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and with the Company. The Company will notify the Trustee reasonably promptly when any Securities are listed on any stock exchange or delisted therefrom.

SECTION 704. Reports by Company.

The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, including financial information and statements and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

SECTION 705. Calculation of Original Issue Discount.

If applicable, the Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE EIGHT

CONSOLIDATION, MERGER, CONVEYANCE, SALE OR LEASE

SECTION 801. Company May Consolidate, Etc., Only on Certain Terms.

The Company shall not consolidate with or merge (which term shall include for the avoidance of doubt a scheme or arrangement) into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

(1) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership, trust or limited liability company, shall be organized and validly existing under the laws of any applicable jurisdiction and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest (including all additional amounts, if any, payable pursuant to Section 1006), if any, on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 802. Successor Substituted.

Upon any consolidation of the Company with or merger by the Company into any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE NINE

SUPPLEMENTAL INDENTURES

SECTION 901. Supplemental Indentures without Consent of Holders.

Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities or to add another Company to this Indenture for future issuances;

(2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company;

(3) to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series);

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to facilitate the issuance of Securities in uncertificated form, or to permit or facilitate the issuance of convertible or extendible Securities;

(5) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination shall become effective only as to the Securities of any series created by such supplemental indenture and Securities of any series subsequently created to which such change or elimination is made applicable by the subsequent supplemental indenture creating such series;

(6) to secure the Securities;

(7) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301;

(8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611(b);

(9) to provide for any rights of the Holders of Securities of any series to require the repurchase of Securities of such series by the Company;

(10) to add guarantees to the Securities of any series;

(11) to reduce the conversion price of the Securities of any series other than pursuant to this Indenture;

(12) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

(13) to modify, alter, amend or supplement this Indenture in any other respect which is not materially adverse to Holders, which does not involve a change described in clauses (1), (2) or (3) of Section 902 hereof and which, in the judgment of the Trustee, is not to the prejudice of the Trustee, in order to provide for the duties, responsibilities and compensation of the Trustee as a transfer agent in the event one registered Security of any series is issued in the aggregate principal amount of all Outstanding Securities of such series in which Holders will hold an interest;

(14) to make any other changes that does not adversely affect the interests of the Holders in any material respect; or

(15) to amend this Indenture to conform to the provisions of the Trust Indenture Act as in effect at the time of the execution of such supplemental indenture, or to permit the Trustee to comply with any duties imposed upon it by law.

SECTION 902. Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series affected by such supplemental indenture (voting as one class), by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on, any Security, or reduce the principal amount thereof or the rate of interest thereon (including Additional Amounts) or any premium payable upon the redemption thereof, or change any obligation of the Company to pay additional amounts pursuant to Section 1006 (except as contemplated by Section 801(1) and permitted by Section 901(1), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or the interest thereon is payable, or modify or affect in any manner adverse to the interests of the Holders the conversion rights of such Securities, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date) or any such right of conversion, or

(2) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3) modify any of the provisions of this Section 902 or Section 513, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section 902, or the deletion of this proviso, in accordance with the requirements of Sections 611(b) and 901(8).

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section 902 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903. Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, in addition to the documents required by Section 102, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 904. Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby except as otherwise expressed therein.

SECTION 905. Conformity with Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as in effect at the time of execution thereof.

SECTION 906. Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE TEN

COVENANTS

SECTION 1001. Payment of Principal, Premium and Interest.

The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Securities of that series in accordance with the terms of the Securities and this Indenture.

SECTION 1002. Maintenance of Office or Agency.

The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer, exchange or conversion and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and, in such event, the Trustee shall act as the Company’s agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 1003. Money for Securities Payments to be Held in Trust.

If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of (and premium, if any) or interest, if any, on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, no later than 10:00 a.m., New York Time, on the Business Day prior to each due date of the principal of (and premium, if any) or interest, if any, on any Securities of that series, deposit with a Paying Agent a sum in immediately available funds sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 1003, that such Paying Agent will:

(1) hold all sums held by it for the payment of the principal of (and premium, if any) or interest, if any, on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2) give the Trustee notice of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment of principal (and premium, if any) or interest, if any, on the Securities of that series; and

(3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest, if any, on any Security of any series and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written request and expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 1004. Existence.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and will use its best efforts to do or cause to be done all things necessary to preserve and keep in full force and effect its rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 1005. Limitation on Secured Debt.

If this covenant shall be made applicable to the Securities of a particular series, and so long as any of the Securities remains outstanding, the Company covenants and agrees that no notes, bonds, debentures or other similar evidences of indebtedness for money borrowed, other than Project Finance Indebtedness (“Debt”) of the Company or any Negative Pledge Company or of any other person and no guarantee by the Company or any Negative Pledge Company of any Debt of any person will be secured by a mortgage, charge, lien, pledge or other security interest (each a “Security Interest”) upon, or with respect to, any of the present or future business, property or assets of the Company or any Negative Pledge Company unless the Company shall, before or at the same time as the creation of the Security Interest, take any and all action necessary to ensure that all amounts payable by it or the applicable Negative Pledge Company, as the case may be, under the Outstanding Securities to which this section shall have been made applicable are secured equally and ratably with the Debt or guarantee, as the case may be, so long as such Debt or guarantee shall be so secured, by the Security Interest, (provided, that for the purpose of providing such equal and ratable security, the principal amount of Outstanding Securities of any series of Original Issue Discount Securities shall be such portion of the principal amount as may be specified in the terms of that series), except that the foregoing provisions shall not apply to:

(a) Security Interests in existence on the date of original issue of the Securities of any series to which this restriction is made applicable;

(b) Security Interests created solely for the purpose of securing Debt incurred to finance, refinance or refund the purchase price or cost (including the cost of construction) of property or assets acquired after the date hereof (by purchase, construction or otherwise), or Security Interests in favor of guarantors of obligations or Debt representing, or incurred to finance, refinance or refund, such purchase price or cost, provided that no such Security Interest shall extend to or cover any property or assets other than the property or assets so acquired and improvements thereon (other than, in the case of Security Interests securing Debt incurred to finance construction or improvement costs, any theretofore unimproved real property on which the property so constructed, or the improvement, is located);

(c) Security Interests which secure only indebtedness owing by a Subsidiary to the Company, to one or more Subsidiaries or to the Company and one or more Subsidiaries;

(d) Security Interests on any property or assets acquired from a corporation which is merged with or into the Company or any Subsidiary, or any Security Interests on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a Subsidiary and, in either such case, is not created as a result of or in connection with or in anticipation of any such transaction (unless such Security Interest was created to secure or provide for the payment of any part of the purchase price of such corporation);

(e) Any Security Interest on any property or assets existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition (unless such Security Interest was created to secure or provide for the payment of any part of the purchase price of such property or assets); or

(f) Any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (e) or of any Debt secured thereby, provided that the principal amount of Debt so secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement Security Interest shall be limited to all or part of the property which secured the Security Interest extended, renewed or replaced (plus improvements on or additions to such property).

Notwithstanding the foregoing provisions of this Section 1005, the Company or any Negative Pledge Company may issue, assume or guarantee Debt secured by Security Interests which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Debt of the Company and its Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (a) through (f)) does not at the time of issuance, assumption, or guarantee thereof exceed the greater of $500,000,000 (or its equivalent in any other currency or currencies) or 20% of the Capital and Reserves.

SECTION 1006. Additional Amounts.

Unless otherwise specified in any Board Resolution of the Company establishing the terms of Securities of a series in accordance with Section 301, if any deduction or withholding for any present or future taxes, assessments or other governmental charges of the “Applicable Tax Jurisdiction”, as described under Section 1108 (or any political subdivision or taxing authority thereof or therein) shall at any time be required by such Applicable Tax Jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company of principal of or interest on a Security of any series, the Company will pay to the Holder of a Security of such series such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security who, with respect to any such tax, assessment or other governmental charge, is not resident in such Applicable Tax Jurisdiction, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is entitled; provided, however, that the Company shall not be required to make any payment of additional amounts for or on account of:

(1) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settler, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the Applicable Tax Jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settler, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security of such series (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payments of (or in respect of) principal of, or any interest on, the Securities of such series;

(4) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of the Security of such series with a request of the Company addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirements, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Applicable Tax Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(5) any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income adopted by the Council of the European Union on June 3, 2003 or any law (whether of a member state or non-member state) implementing such directive, or any other directive, implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000;

(6) any withholding or deduction required to be made with respect to a Security presented for payment by or on behalf of a Holder of such Security who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent; or

(7) any combination of items (1), (2), (3), (4), (5) and (6) above;

nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any Security of such series to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Applicable Tax Jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security. (Sections 205, 803 and 1004). The foregoing provisions shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any Applicable Tax Jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein; provided, however, that such payment of additional amounts may be subject to such further exceptions as may be established in the terms of such Securities established as contemplated by Section 301. Subject to the foregoing provisions, whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium or interest on, or in respect of, any Security of any series or the net proceeds received on the sale or exchange of any Security of any series, such mention shall be deemed to include mention of the payment of additional amounts provided for in this Section to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of additional amounts (if applicable) in any provisions hereof shall not be construed as excluding additional amounts in those provisions hereof where such express mention is not made.

If the terms of the Securities of a series established as contemplated by Section 301 do not specify that additional amounts pursuant to the Section will not be payable by the Company at least 10 days prior to the first Interest Payment Date with respect to that series of Securities (or if the Securities of that series will not bear interest prior to Maturity, the first day on which a payment of principal and any premium is made), and at least 10 days prior to each date of payment of principal and any premium or interest if there has been any change with respect to the matters set forth in the below-mentioned Officer’s Certificate, the Company will furnish the Trustee and the Company’s principal Paying Agent or Paying Agents, if other than the Trustee, with an Officer’s Certificate instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and any premium or interest on the Securities of that series shall be made to Holders of Securities of that series without withholding or deduction for or on account of any tax, assessment or other governmental charge described in the Securities of that series. If any such withholding or deduction shall be required, then such Officer’s Certificate shall specify by country the amount, if any, required to be withheld on such payments to such Holders and the Company will pay to the Trustee or such Paying Agent or Paying Agents the additional amounts required by this Section. The Company covenants to indemnify each of the

Trustee and any Paying Agent for, and to hold each of them harmless against, any loss, liability or expense arising out of or in connection with actions taken or omitted by any of them in reliance on any Officer’s Certificate furnished pursuant to this Section, except to the extent that any such loss, liability or expense is due to its own negligence or bad faith.

SECTION 1007. Statement by Officers as to Default.

If the Company has any Outstanding Securities, the Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers’ Certificate stating that in the course of the performance by each signer of his or her duties as an officer of the Company he or she would normally have knowledge of any default by the Company in the performance and observance of any of the covenants contained in Sections 1001 to 1005, stating whether or not he or she has knowledge of any such default without regard to any period of grace or requirement of notice and, if so, specifying each such default of which such signer has knowledge and the nature thereof. The Authorized person signing an Officers’ Certificate given pursuant to this Section 1007 shall be the principal executive, financial or accounting officer of the Company.

SECTION 1008. Defeasance of Certain Obligations.

The Company may omit to comply with any term, provision or condition set forth in Sections 801 and 1004 to 1005 with respect to the Securities of any series, provided that the following conditions shall have been satisfied:

(1) The Company has deposited or caused to be irrevocably deposited with the Trustee (specifying that each deposit is pursuant to this Section 1008) as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series, (i) money in the currency or units of currency in which such Securities are payable in an amount, or (ii) (except as provided in a supplemental indenture or Board Resolution with respect to such series) if Securities of such series are not subject to repurchase at the option of Holders, (A) U.S. Government Obligations (denominated in the same currency or units of currency in which such Securities are payable) which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the due date of any payment referred to in clause (x) or (y) of this subparagraph (1) money in an amount, or (B) a combination thereof, in each case sufficient, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which the Trustee shall be instructed to apply to pay and discharge, (x) the principal of (and premium, if any) and each installment of principal (and premium, if any) and interest, if any, on the Outstanding Securities of such series on the Stated Maturity of such principal or installment of principal or interest or to and including the Redemption Date irrevocably designated by the Company pursuant to subparagraph (5) of this Section 1008 and (y) any mandatory sinking fund payments or analogous payments applicable to the Securities of such series on the day on which payments are due and payable in accordance with the terms of the Indenture and of the Securities of such series;

(2) No Event of Default or event which with notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit;

(3) The Company shall have delivered to the Trustee an Opinion of Counsel to the effect, or the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that (i) that Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations; and (ii) that the defeasance trust is not, or is registered as, an investment company under the Investment Company Act;

(4) The Company has delivered to the Trustee an Opinion of Counsel to the effect that such provision would not cause any Outstanding Securities of such series then listed on any national securities exchange to be delisted as a result thereof;

(5) If the Company has deposited or caused to be deposited money or U.S. Government Obligations to pay or discharge the principal of (and premium, if any) and interest, if any, on the Outstanding Securities of a series to and including a Redemption Date on which all of the Outstanding Securities of such series are to be redeemed, such Redemption Date shall be irrevocably designated by a Board Resolution delivered to the Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board Resolution shall be accompanied by an irrevocable Company Request that the Trustee give notice of such redemption in the name and at the expense of the Company not less than 30 nor more than 60 days prior to such Redemption Date in accordance with Section 1104; and

(6) The Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance and discharge of the obligations as contemplated by this Section have been complied with.

SECTION 1009. Waiver of Certain Covenants.

The Company may omit in any particular instance to comply with any term, provision or condition set forth in Sections 801, 1001 and 1004 to 1005, inclusive, with respect to the Securities of any series if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

SECTION 1010. Further Assurances.

The Company shall, at its own cost and expense, execute and deliver to the Trustee all such other documents, instruments and agreements and do all such other acts and things as may be reasonably required by applicable law to enable the Trustee to exercise and enforce its rights under this Indenture and under the documents, instruments and agreements required under this Indenture and to carry out the intent of this Indenture.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

SECTION 1101. Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article Eleven.

SECTION 1102. Election to Redeem; Notice to Trustee.

The election of the Company to redeem any Securities shall be authorized by a Board of Directors resolution and evidenced by an Officers’ Certificate. In case of any redemption at the election of the Company of all or less than all the Securities of any series, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be reasonably satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or pursuant to an election by the Company which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers’ Certificate evidencing compliance with such restriction or condition.

SECTION 1103. Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected pro-rata not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, or by such other method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Securities of that series or any integral multiple thereof) of the principal amount of Securities of such series of a denomination larger than the minimum authorized denomination for Securities of that series.

Securities shall be excluded from eligibility for selection for redemption if they are identified by registration and certificate number in a written statement signed by an authorized officer of the Company and delivered to the Security Registrar at least 60 days prior to the Redemption Date as being owned of record and beneficially by, and not pledged or hypothecated by either (a) the Company or (b) an entity specifically identified in such written statement which is an Affiliate of the Company.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

SECTION 1104. Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his or her address appearing in the Security Register.

All notices of redemption shall state:

(1) the Redemption Date,

(2) the Redemption Price,

(3) if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(4) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(5) the place or places where such Securities are to be surrendered for payment of the Redemption Price,

(6) that the redemption is for a sinking fund, if such is the case, and

(7) the current conversion price and the date on which the right to convert such Securities or portions thereof will expire.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.

SECTION 1105. Deposit of Redemption Price.

On the Business Day prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed (other than those theretofore surrendered for conversion) on that date (to the extent that such amounts are not already on deposit at such time in accordance with the provisions of Sections 401, 403 or 1008).

SECTION 1106. Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued and unpaid interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued and unpaid interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

SECTION 1107. Securities Redeemed in Part.

Any Security (including any Global Security) which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his or her attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered; provided, that if a Global Security is so surrendered, the new Global Security shall be in a denomination equal to the unredeemed portion of the principal of the Global Security so surrendered.

SECTION 1108. Optional Redemption Due to Changes in Tax Treatment.

Each series of Securities contained in one or more particular issues may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days notice (except in the case of Securities that have a variable rate of interest, which may be redeemed on any Interest Payment Date) at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption (except in the case of Outstanding Original Issue Discount Securities which may be redeemed at the Redemption Price specified by the terms of such series of Securities) if, (a) as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is incorporated or is a resident for tax purposes (herein, an “Applicable Tax Jurisdiction”) (or, in the case of a successor Person to the Company, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes, if other than the Applicable Tax Jurisdiction or any political subdivision or taxing authority thereof or therein) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Applicable Tax Jurisdiction or such political subdivision or taxing authority (or such other jurisdiction or political subdivision or taxing authority) is a party, which change, execution or amendment becomes effective on or after the date specified for such series pursuant to the terms of the Security (or in the case of a successor Person to the Company, the date on which such successor Person became such pursuant to Sections 801 and 802), the Company (or such successor Person) is or would be required to pay additional amounts with respect to the Securities on the next succeeding Interest Payment Date as described in Section 1006; and the payment of such additional amounts or the deduction or withholding cannot be avoided by the use of any reasonable measures available to the Company. Prior to the giving of notice of redemption of such Securities pursuant to this Indenture, the Company will deliver to the Trustee, with a copy to the paying agent (i) an Officer’s Certificate, stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to redeem such Securities pursuant to this Section have been satisfied; or (ii) an opinion of independent legal counsel of recognized standing to that effect.

ARTICLE TWELVE

SINKING FUNDS

SECTION 1201. Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by Section 301 for Securities of such series.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment”. If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

SECTION 1202. Satisfaction of Sinking Fund Payments with Securities.

In lieu of making all or any part of any mandatory sinking fund payment with respect to any series of Securities in cash, the Company may at its option (a) deliver to the Trustee Securities of such series theretofore purchased or otherwise acquired (except upon redemption pursuant to the mandatory sinking fund) by the Company or receive credit for Securities of such series (not previously so credited) theretofore purchased or otherwise acquired (except as aforesaid) by the Company and delivered to the Trustee for cancellation pursuant to Section 310, (b) receive credit for optional sinking fund payments (not previously so credited) made pursuant to this Section 1202, or (c) receive credit for Securities of such series (not previously so credited) redeemed by the Company through any optional redemption provision contained in the terms of such series. Securities so delivered or credited shall be received or credited by the Trustee at the sinking fund Redemption Price specified in such Securities.

SECTION 1203. Redemption of Securities for Sinking Fund.

Not less than 60 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustee an Officers’ Certificate specifying (a) the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, (b) whether or not the Company intends to exercise its right, if any, to make an optional sinking fund payment with respect to such series on the next ensuing sinking fund payment date and, if so, the amount of such optional sinking fund payment, and (c) the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities of that series pursuant to Section 1202, and will also deliver to the Trustee any Securities to be so delivered. Such written statement shall be irrevocable and upon its receipt by the Trustee the Company shall become unconditionally obligated to make all the cash payments or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. Failure of the Company, on or before any such 60th day, to deliver such written statement and Securities specified in this paragraph, if any, shall not constitute a default but shall constitute, on and as of such date, the irrevocable election of the Company (i) that the mandatory sinking fund payment for such series due on the next succeeding sinking fund payment date shall be paid entirely in cash without the option to deliver or credit Securities of such series in respect therefor and (ii) that the Company will make no optional sinking fund payment with respect to such series as provided in this Section 1203.

Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1105, 1106 and 1107.

The Trustee shall not redeem or cause to be redeemed any Security of a series with sinking fund moneys or mail any notice of redemption of Securities of such series by operation of the sinking fund during the continuance of a default in payment of interest with respect to Securities of that series or an Event of Default with respect to the Securities of that series except that, where the mailing of notice of redemption of any Securities shall theretofore have been made, the Trustee shall redeem or cause to be redeemed such Securities, provided that it shall have received from the Company a sum sufficient for such redemption. Except as aforesaid, any moneys in the sinking fund for such series at the time when any such default or Event of Default, shall occur, and any moneys thereafter paid into the sinking fund, shall, during the continuance of such default or Event of Default, be deemed to have been collected under Article Five and held for the payment of all such Securities. In case such Event of Default shall have been waived as provided in Section 513 or the default or Event of Default cured on or before the 60th day preceding the sinking fund payment date, such moneys shall thereafter be applied on the next succeeding sinking fund payment date in accordance with this Section 1203 to the redemption of such Securities.

ARTICLE THIRTEEN

MISCELLANEOUS

SECTION 1301. Consent to Jurisdiction; Appointment of Agent to Accept Service of Process.

(a) The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Securities and the Trustee, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Securities may be brought in the courts of the State of New York or the courts of the United States of America located in the Borough of Manhattan, The City of New York and, until amounts due and to become due in respect of the Securities have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself and in respect of its properties, assets and revenues. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or execution, on the ground of sovereignty or otherwise) with respect to itself or its property, it hereby irrevocably waives, to the fullest extent permitted by applicable law, such immunity in respect of its obligations under this Indenture.

(b) The Company has irrevocably designated, appointed, and empowered CT Corporation System, 111 Eighth Avenue, New York, NY 10011 (and any successor entity), as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents which may be served in any action, suit or proceeding brought against the Company in any United States or State court. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in the Borough of Manhattan, The City of New York on the terms and for the purposes of this Section 1301 satisfactory to the Trustee. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 1301 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) and by mailing copies thereof by registered or certified air mail, postage prepaid, to the Company at its address specified in or designated pursuant to this Indenture.

SECTION 1302. Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

SCOTTISH POWER PLC

By	/s/ A. J. M. Coats
Name: A. J. M. Coats Title: Director of Treasury

JPMORGAN CHASE BANK, N.A., as Trustee

By	/s/ Lesley Daley
Name: Lesley Daley Title: Assistant Vice President

EXHIBIT 4.10

SCOTTISH POWER PLC

and

JPMORGAN CHASE BANK, N.A.,

as Trustee

4.910% Notes Due 2010

5.375% Notes Due 2015

5.810% Notes Due 2025

First Supplemental Indenture

Dated as of March 21, 2005

FIRST SUPPLEMENTAL INDENTURE, dated as of March 21, 2005 (herein called the “First Supplemental Indenture”), between SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (hereinafter called the “Company”) and JPMORGAN CHASE BANK, N.A., as Trustee under the Original Indenture referred to below (hereinafter called the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture dated as of March 21, 2005 (hereinafter called the “Original Indenture”), to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), the form and terms of which are to be established as set forth in Sections 201 and 301 of the Original Indenture;

WHEREAS, Section 901 of the Original Indenture provides, among other things, that the Company and the Trustee may enter into indentures supplemental to the Original Indenture for, among other things, the purpose of establishing the form and terms of the Securities of any series as permitted by Sections 201 and 301 of the Original indenture;

WHEREAS, Section 614 of the Original Indenture provides, among other things, that the Trustee, in its sole discretion, may appoint one or more Authenticating Agents with respect to one or more series of Securities;

WHEREAS, the Company desires to create three series of Securities in aggregate principal amounts of (i) $550,000,000 to be designated as “4.910% Notes Due 2010”; (ii) $600,000,000 to be designated as “5.375% Notes Due 2015”; and (iii) $350,000,000 to be designated as “5.810% Notes Due 2025” (together with the 4.910% Notes Due 2010 and the 5.375% Notes Due 2015, the “Notes”), and all action on the part of the Company necessary to authorize the issuance of the Notes under the Original Indenture and this First Supplemental Indenture has been duly taken; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee as provided in the Indenture, valid and binding obligations of the Company and to constitute these presents a valid and binding supplemental indenture and agreement according to its terms, have been done and performed;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

That in consideration of the premises and of the acceptance and purchase of the Notes by the holders thereof and of the acceptance of this trust by the Trustee, the Company covenants and agrees with the Trustee, for the equal benefit of holders of the Notes, that in addition to the provisions of the Original Indenture, pursuant to Section 301 of the Original Indenture, the following shall be made applicable:

ARTICLE ONE

Definitions

The use of the terms and expressions herein is in accordance with the definitions, uses and constructions contained in the Original Indenture and the form of Notes attached hereto as Exhibit A, Exhibit B and Exhibit C.

ARTICLE TWO

Terms and Issuance of 4.910% Notes Due 2010

Section 201. Issue of Notes. A series of Securities which shall be designated the “4.910% Notes Due 2010” shall be executed, authenticated and delivered in accordance with the provisions of, and shall in all respects be subject to, the terms, conditions and covenants of the Original Indenture and this First Supplemental Indenture

(including the form of 4.910% Notes Due 2010 set forth in Exhibit A hereto). The aggregate principal amount of the 4.910% Notes Due 2010 which may be authenticated and delivered under the First Supplemental Indenture shall not, except as permitted by the provisions of the Original Indenture, exceed $550,000,000, provided that the Company may, without the consent of the Holders, reopen this series of Securities and issue additional Securities under the Indenture and this First Supplemental Indenture in addition to the $550,000,000 of 4.910% Notes Due 2010 authorized as of the date hereof.

Section 202. Form of Notes; Incorporation of Terms. The form of the 4.910% Notes Due 2010 and the Trustee’s certificate of authentication to be endorsed thereon shall be substantially in the form of Exhibit A attached hereto, the terms of which are herein incorporated by reference and which are part of this First Supplemental Indenture.

Section 203. Limitation on Secured Debt. The covenant provided by Section 1005 of the Original Indenture shall be applicable to the 4.910% Notes Due 2010.

Section 204. Additional Amounts. The terms provided by Section 1006 of the Original Indenture shall be applicable to the 4.910% Notes Due 2010.

Section 205. Event of Default. The event specified in Section 501(5) of the Original Indenture shall constitute an Event of Default with respect to the 4.910% Notes Due 2010.

Section 206. Place of Payment. The Place of Payment in respect of the 4.910% Notes Due 2010 will be in The City of New York, initially the corporate trust office of JPMorgan Chase Bank, N.A. which, at the date hereof, is located at 4 New York Plaza, 15th Floor, New York, New York 10004.

ARTICLE THREE

Terms and Issuance of 5.375% Notes Due 2015

Section 301. Issue of Notes. A series of Securities which shall be designated the “5.375% Notes Due 2015” shall be executed, authenticated and delivered in accordance with the provisions of, and shall in all respects be subject to, the terms, conditions and covenants of the Original Indenture and this First Supplemental Indenture (including the form of 5.375% Notes Due 2015 set forth in Exhibit B hereto). The aggregate principal amount of the 5.375% Notes Due 2015 which may be authenticated and delivered under the First Supplemental Indenture shall not, except as permitted by the provisions of the Original Indenture, exceed $600,000,000, provided that the Company may, without the consent of the Holders, reopen this series of Securities and issue additional Securities under the Indenture and this First Supplemental Indenture in addition to the $600,000,000 of 5.375% Notes Due 2015 authorized as of the date hereof.

Section 302. Form of Notes; Incorporation of Terms. The form of the 5.375% Notes Due 2015 and the Trustee’s certificate of authentication to be endorsed thereon shall be substantially in the form of Exhibit B attached hereto, the terms of which are herein incorporated by reference and which are part of this First Supplemental Indenture.

Section 303. Limitation on Secured Debt. The covenant provided by Section 1005 of the Original Indenture shall be applicable to the 5.375% Notes Due 2015.

Section 304. Additional Amounts. The terms provided by Section 1006 of the Original Indenture shall be applicable to the 5.375% Notes Due 2015.

Section 305. Event of Default. The event specified in Section 501(5) of the Original Indenture shall constitute an Event of Default with respect to the 5.375% Notes Due 2015.

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Section 306. Place of Payment. The Place of Payment in respect of the 5.375% Notes Due 2015 will be in The City of New York, initially the corporate trust office of JPMorgan Chase Bank, N.A. which, at the date hereof, is located at 4 New York Plaza, 15th Floor, New York, New York 10004.

ARTICLE FOUR

Terms and Issuance of 5.810% Notes Due 2025

Section 401. Issue of Notes. A series of Securities which shall be designated the “5.810% Notes Due 2025” shall be executed, authenticated and delivered in accordance with the provisions of, and shall in all respects be subject to, the terms, conditions and covenants of the Original Indenture and this First Supplemental Indenture (including the form of 5.810% Notes Due 2025 set forth in Exhibit C hereto). The aggregate principal amount of the 5.810% Notes Due 2025 which may be authenticated and delivered under the First Supplemental Indenture shall not, except as permitted by the provisions of the Original Indenture, exceed $350,000,000, provided that the Company may, without the consent of the Holders, reopen this series of Securities and issue additional Securities under the Indenture and this First Supplemental Indenture in addition to the $350,000,000 of 5.810% Notes Due 2025 authorized as of the date hereof.

Section 402. Form of Notes; Incorporation of Terms. The form of the 5.810% Notes Due 2025 and the Trustee’s certificate of authentication to be endorsed thereon shall be substantially in the form of Exhibit C attached hereto, the terms of which are herein incorporated by reference and which are part of this First Supplemental Indenture.

Section 403. Limitation on Secured Debt. The covenant provided by Section 1005 of the Original Indenture shall be applicable to the 5.810% Notes Due 2025.

Section 404. Additional Amounts. The terms provided by Section 1006 of the Original Indenture shall be applicable to the 5.810% Notes Due 2025.

Section 405. Event of Default. The event specified in Section 501(5) of the Original Indenture shall constitute an Event of Default with respect to the 5.810% Notes Due 2025.

Section 406. Place of Payment. The Place of Payment in respect of the 5.810% Notes Due 2025 will be in The City of New York, initially the corporate trust office of JPMorgan Chase Bank, N.A. which, at the date hereof, is located at 4 New York Plaza, 15th Floor, New York, New York 10004.

ARTICLE FIVE

Authenticating Agent

Section 501. Authenticating Agent. JPMorgan Chase Bank, N.A., a national banking association duly organized and existing under the laws of the United States, is hereby appointed Authenticating Agent with respect to the Notes.

ARTICLE SIX

Miscellaneous

Section 601. Effect of Supplemental Indenture. This First Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Original Indenture and, as provided in the Original Indenture, this First Supplemental Indenture forms a part thereof.

3

Section 602. Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this First Supplemental Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 603. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 604. Successors and Assigns. All covenants and agreements in this First Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 605. Separability Clause. In case any provision in this First Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 606. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture or in the Notes, express or implied, shall give to any person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

Section 607. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 608. Disclaimer. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

4

IN WITNESS WHEREOF, the parties hereof have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

SCOTTISH POWER PLC

By	/s/ A.J.M. Coats
Name: A.J.M. Coats
Title: Director of Treasury

JPMORGAN CHASE BANK, N.A., as Trustee

By	/s/ Lesley Daley
Name: Lesley Daley
Title: Assistant Vice President

EXHIBIT A

[FORM OF FACE OF SECURITY]

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY DEFINITIVE SECURITY IS ISSUED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SCOTTISH POWER PLC

4.910% Notes Due 2010

No.	[ ]	$	[	]
CUSIP:	81013TAA9
ISIN:	US81013TAA97

SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (herein called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of                      Dollars on March 15, 2010, and to pay interest thereon from March 21, 2005, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 15 and September 15 in each year, commencing September 15, 2005, at the rate per annum provided in the title hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest, if any, on this Security will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts; payment of principal of and interest on the notes, so long as the notes are represented by global certificates, will be made in immediately available funds. Beneficial interests in the global certificates will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated: March     , 2005

SCOTTISH POWER PLC

By
Name:
Title:

[Form of Reverse of Security]

SCOTTISH POWER PLC

4.910% Notes Due 2010

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March 21, 2005 (herein called the “Indenture”), between the Company and JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to U.S. $            .

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice by mail to the Holders of such Securities at their addresses in the Security Register for such series, at any time, as a whole or in part from time to time, at the election of the Company, at a Redemption Price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 10 basis points.

plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded US Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means either J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated or Greenwich Capital Markets, Inc., as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means (1) J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc. and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York, NY or Greenwich, CT, as applicable (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The Securities may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given as provided in the Indenture, at any time at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, if as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is incorporated or is a resident for tax purposes (herein, an “Applicable Tax Jurisdiction”) (or in the case of a successor Person to the Company, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes, if other than the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Applicable Tax Jurisdiction or such political subdivision or taxing authority (or such other jurisdiction or political subdivision or taxing authority) is a party, which change, execution or amendment becomes effective on or after March 21, 2005 (or, in the case of a successor Person to the Company, the date on which such successor Person became such pursuant to the applicable provision of the Indenture) the Company (or such successor Person) is or would be required to pay additional amounts with respect to the Securities on the next succeeding Interest Payment Date as set forth below.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series to be affected

(voting as a class). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the securities of all series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Applicable Tax Jurisdiction, as described above (or any political subdivision or taxing authority thereof or therein) shall at any time be required by such Applicable Tax Jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company under the Securities, the Company will pay to the Holder of this Security, such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security who, with respect to any such tax, assessment or other governmental charge, is not resident in such Applicable Tax Jurisdiction, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is entitled; provided, however, that the Company shall not be required to make any payment of additional amounts for or on account of:

(1) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the Applicable Tax Jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payments of (or in respect of) principal of, or any interest on, the Securities;

(4) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of this Security with a request of the Company addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Applicable Tax Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(5) any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income adopted by the Council of the European Union on June 3, 2003 or any law (whether of a member state or non-member state) implementing such directive or any other directive implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000;

(6) any withholding or deduction required to be made with respect to a Security presented for payment by or on behalf of a Holder of such Security who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent; or

(7) any combination of item (1), (2), (3), (4), (5) or (6) above;

nor shall additional amounts be paid (i) with respect to any payment in respect of any Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Applicable Tax Jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security or (ii) in the event that the obligation to pay additional amounts is the result of the issuance of definitive Securities to a Holder of a Predecessor Security at such Holder’s request upon the occurrence of an Event of Default and at the time payment is made definitive Securities have not been issued in exchange for the entire principal amount of the Predecessor Securities. The foregoing provisions shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any Applicable Tax Jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein.

References to principal, interest, discount or premium in respect of this Security shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the Indenture or in this Security.

This Security shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to such series or its nominee only as provided in this paragraph. This Security shall be so exchangeable if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such series or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, (y) the Company executes and delivers to the Trustee an Officers’ Certificate providing that this Security shall be so exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities of such series. Securities so issued in exchange for this Security shall be of the same series, having the same interest rate, if any, and maturity and having the same terms as this Security, in authorized denominations and in the aggregate having the same principal amount as this Security and registered in such names as the Depositary for such Global Security shall direct.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of a Security of the series of which this Security is a part is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of the series of which this Security is a part are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Form of Trustee’s Certificate of Authentication

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

JPMORGAN CHASE BANK, N.A., as Trustee

By
AUTHORIZED OFFICER

EXHIBIT B

[FORM OF FACE OF SECURITY]

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY DEFINITIVE SECURITY IS ISSUED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SCOTTISH POWER PLC

5.375% Notes Due 2015

No.	[ ]	$	[	]
CUSIP:	81013TAB7
ISIN:	US81013TAB70

SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (herein called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of                                               Dollars on March 15, 2015, and to pay interest thereon from March 21, 2005, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 15 and September 15 in each year, commencing September 15, 2005, at the rate per annum provided in the title hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest, if any, on this Security will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts; payment of principal of and interest on the notes, so long as the notes are represented by global certificates, will be made in immediately available funds. Beneficial interests in the global certificates will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated: March     , 2005

SCOTTISH POWER PLC

By
Name:
Title:

[Form of Reverse of Security]

SCOTTISH POWER PLC

5.375% Notes Due 2015

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March 21, 2005 (herein called the “Indenture”), between the Company and JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to U.S. $                    .

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice by mail to the Holders of such Securities at their addresses in the Security Register for such series, at any time, as a whole or in part from time to time, at the election of the Company, at a Redemption Price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 15 basis points.

plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded US Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means either J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated or Greenwich Capital Markets, Inc., as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means (1) J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc. and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York, NY or Greenwich, CT, as applicable (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The Securities may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given as provided in the Indenture, at any time at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, if as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is incorporated or is a resident for tax purposes (herein, an “Applicable Tax Jurisdiction”) (or in the case of a successor Person to the Company, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes, if other than the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Applicable Tax Jurisdiction or such political subdivision or taxing authority (or such other jurisdiction or political subdivision or taxing authority) is a party, which change, execution or amendment becomes effective on or after March 21, 2005 (or, in the case of a successor Person to the Company, the date on which such successor Person became such pursuant to the applicable provision of the Indenture) the Company (or such successor Person) is or would be required to pay additional amounts with respect to the Securities on the next succeeding Interest Payment Date as set forth below.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series to be affected

(voting as a class). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the securities of all series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Applicable Tax Jurisdiction, as described above (or any political subdivision or taxing authority thereof or therein) shall at any time be required by such Applicable Tax Jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company under the Securities, the Company will pay to the Holder of this Security, such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security who, with respect to any such tax, assessment or other governmental charge, is not resident in such Applicable Tax Jurisdiction, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is entitled; provided, however, that the Company shall not be required to make any payment of additional amounts for or on account of:

(1) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the Applicable Tax Jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payments of (or in respect of) principal of, or any interest on, the Securities;

(4) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of this Security with a request of the Company addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Applicable Tax Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(5) any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income adopted by the Council of the European Union on June 3, 2003 or any law (whether of a member state or non-member state) implementing such directive or any other directive implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000;

(6) any withholding or deduction required to be made with respect to a Security presented for payment by or on behalf of a Holder of such Security who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent; or

(7) any combination of item (1), (2), (3), (4), (5) or (6) above;

nor shall additional amounts be paid (i) with respect to any payment in respect of any Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Applicable Tax Jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security or (ii) in the event that the obligation to pay additional amounts is the result of the issuance of definitive Securities to a Holder of a Predecessor Security at such Holder’s request upon the occurrence of an Event of Default and at the time payment is made definitive Securities have not been issued in exchange for the entire principal amount of the Predecessor Securities. The foregoing provisions shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any Applicable Tax Jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein.

References to principal, interest, discount or premium in respect of this Security shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the Indenture or in this Security.

This Security shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to such series or its nominee only as provided in this paragraph. This Security shall be so exchangeable if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such series or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, (y) the Company executes and delivers to the Trustee an Officers’ Certificate providing that this Security shall be so exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities of such series. Securities so issued in exchange for this Security shall be of the same series, having the same interest rate, if any, and maturity and having the same terms as this Security, in authorized denominations and in the aggregate having the same principal amount as this Security and registered in such names as the Depositary for such Global Security shall direct.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of a Security of the series of which this Security is a part is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of the series of which this Security is a part are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Form of Trustee’s Certificate of Authentication

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

JPMORGAN CHASE BANK, N.A., as Trustee

By
AUTHORIZED OFFICER

EXHIBIT C

[FORM OF FACE OF SECURITY]

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY DEFINITIVE SECURITY IS ISSUED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SCOTTISH POWER PLC

5.810% Notes Due 2025

No.	2025-1	$350,000,000
CUSIP:	81013TAC5
ISIN:	US81013TAC53

SCOTTISH POWER PLC, a public limited company registered under the laws of Scotland (herein called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of THREE HUNDRED AND FIFTY MILLION Dollars on March 15, 2025, and to pay interest thereon from March 21, 2005, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 15 and September 15 in each year, commencing September 15, 2005, at the rate per annum provided in the title hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest, if any, on this Security will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts; payment of principal of and interest on the notes, so long as the notes are represented by global certificates, will be made in immediately available funds. Beneficial interests in the global certificates will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated: March     , 2005

SCOTTISH POWER PLC

By
Name:
Title:

[Form of Reverse of Security]

SCOTTISH POWER PLC

5.810% Notes Due 2025

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March 21, 2005 (herein called the “Indenture”), between the Company and JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to U.S. $350,000,000.

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice by mail to the Holders of such Securities at their addresses in the Security Register for such series, at any time, as a whole or in part from time to time, at the election of the Company, at a Redemption Price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 20 basis points.

plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded US Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means either J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated or Greenwich Capital Markets, Inc., as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means (1) J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc. and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York, NY or Greenwich, CT, as applicable (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The Securities may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given as provided in the Indenture, at any time at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, if as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is incorporated or is a resident for tax purposes (herein, an “Applicable Tax Jurisdiction”) (or in the case of a successor Person to the Company, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes, if other than the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Applicable Tax Jurisdiction or such political subdivision or taxing authority (or such other jurisdiction or political subdivision or taxing authority) is a party, which change, execution or amendment becomes effective on or after March 21, 2005 (or, in the case of a successor Person to the Company, the date on which such successor Person became such pursuant to the applicable provision of the Indenture) the Company (or such successor Person) is or would be required to pay additional amounts with respect to the Securities on the next succeeding Interest Payment Date as set forth below.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series to be affected

(voting as a class). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the securities of all series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Applicable Tax Jurisdiction, as described above (or any political subdivision or taxing authority thereof or therein) shall at any time be required by such Applicable Tax Jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company under the Securities, the Company will pay to the Holder of this Security, such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security who, with respect to any such tax, assessment or other governmental charge, is not resident in such Applicable Tax Jurisdiction, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is entitled; provided, however, that the Company shall not be required to make any payment of additional amounts for or on account of:

(1) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the Applicable Tax Jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payments of (or in respect of) principal of, or any interest on, the Securities;

(4) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of this Security with a request of the Company addressed to the Holder (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Applicable Tax Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(5) any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings income adopted by the Council of the European Union on June 3, 2003 or any law (whether of a member state or non-member state) implementing such directive or any other directive implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000;

(6) any withholding or deduction required to be made with respect to a Security presented for payment by or on behalf of a Holder of such Security who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent; or

(7) any combination of item (1), (2), (3), (4), (5) or (6) above;

nor shall additional amounts be paid (i) with respect to any payment in respect of any Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Applicable Tax Jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security or (ii) in the event that the obligation to pay additional amounts is the result of the issuance of definitive Securities to a Holder of a Predecessor Security at such Holder’s request upon the occurrence of an Event of Default and at the time payment is made definitive Securities have not been issued in exchange for the entire principal amount of the Predecessor Securities. The foregoing provisions shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any Applicable Tax Jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein.

References to principal, interest, discount or premium in respect of this Security shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the Indenture or in this Security.

This Security shall be exchangeable for Securities registered in the names of Persons other than the Depositary with respect to such series or its nominee only as provided in this paragraph. This Security shall be so exchangeable if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such series or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, (y) the Company executes and delivers to the Trustee an Officers’ Certificate providing that this Security shall be so exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities of such series. Securities so issued in exchange for this Security shall be of the same series, having the same interest rate, if any, and maturity and having the same terms as this Security, in authorized denominations and in the aggregate having the same principal amount as this Security and registered in such names as the Depositary for such Global Security shall direct.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of a Security of the series of which this Security is a part is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of the series of which this Security is a part are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Form of Trustee’s Certificate of Authentication

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

JPMORGAN CHASE BANK, N.A., as Trustee

By
AUTHORIZED OFFICER